As filed with the Securities and Exchange Commission on September 26, 2003
Registration No. 333-106408

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Post-Effective Amendment No. 1 to

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Maxtor Corporation

(Exact name of registrant as specified in charter)

Delaware	77-0123732
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 McCarthy Boulevard

Milpitas, California 95035
(408) 894-5000
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Paul J. Tufano

President and Chief Executive Officer
500 McCarthy Boulevard
Milpitas, California 95035
(408) 894-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Diane Holt Frankle, Esq.

Gray Cary Ware & Freidenrich, LLP
400 Hamilton Avenue
Palo Alto, California 94301
(650) 833-2000

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registrations statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the securities act of 1933 or until this registration statement shall become effective on such date as the securities and exchange commission, acting pursuant to said section 8(a), may determine.

PROSPECTUS

$230,000,000

6.80% Convertible Senior Notes Due 2010 and 18,756,362 shares of Common Stock Issuable Upon Conversion of the Notes

        We issued the Notes in a private placement in May 2003. This prospectus will be used by selling securityholders to resell their Notes and the common stock issuable upon conversion of their Notes. We will not receive any proceeds from the sale of the Notes or the common stock issuable upon conversion of the Notes by the selling securityholders.

      The Notes bear interest at a rate of 6.80% per annum. We will pay interest on the Notes on April 30 and October 30 of each year, beginning October 30, 2003. The Notes will mature on April 30, 2010.

      Each $1,000 principal amount of the Notes is convertible at your option into 81.5494 shares of our common stock, par value $0.01 per share, subject to adjustment as described in this prospectus. The initial conversion rate is equivalent to an initial conversion price of $12.2625 per share of our common stock. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock. Shares of our common stock are traded on the New York Stock Exchange under the symbol “MXO.” The closing price of our common stock on September 25, 2003 was $12.16 per share.

      We may not redeem the Notes prior to May 5, 2008. We may redeem some or all of the Notes for cash on or after May 5, 2008 at 100% of their principal amount plus accrued and unpaid interest and liquidated damages, if any, if the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 130% of the conversion price in effect on such trading day.

      You may require us to repurchase all or a portion of your Notes upon the occurrence of a change of control (as defined in this prospectus). We may choose to pay the change of control purchase price in cash, shares or a combination of cash and shares.

      The Notes represent our general unsecured obligations and rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations of Maxtor. The Notes are effectively subordinated to all of our existing and future secured indebtedness. The Notes are not guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries.

      We do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. The Notes are eligible for trading in the Private Offerings, Resales and Trading through Automated Linkages (PORTAL) system of the National Association of Securities Dealers, Inc.

       Investing in the Notes and the common stock issuable upon conversion of the

Notes involves a high degree of risk. See “Risk Factors” beginning on page 6.

       NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is September 26, 2003.

FORWARD-LOOKING INFORMATION
SUMMARY
RISK FACTORS
USE OF PROCEEDS
DIVIDEND POLICY
RATIO OF EARNINGS TO FIXED CHARGES
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
SELLING SECURITYHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
EXHIBIT 23.2
EXHIBIT 23.3

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The selling securityholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

      You should not consider any information in this prospectus or in the documents incorporated by reference herein to be investment, legal or tax advice. You should consult your own counsel, accountant and other advisors for legal, tax, business, financial and related advice regarding the purchase of the Notes. We are not making any representation to any offeree or purchaser of the Notes regarding the legality of an investment in the Notes by such offeree or purchaser under appropriate investment or similar laws.

      Maxtor®, DiamondMax® and Atlas® are registered trademarks of Maxtor Corporation. MaXLine TM and Fireball TM are trademarks of Maxtor Corporation. All other brand names and trademarks appearing in this prospectus are the property of their respective holders.

      Unless the context otherwise requires, the terms “Maxtor,” “Maxtor Corporation,” “company,” “we,” “us” and “our” refer to Maxtor Corporation and its subsidiaries.

FORWARD-LOOKING INFORMATION

      Some of the statements contained in this prospectus and in the documents we incorporate by reference are forward-looking statements within the meaning of the U.S. federal securities laws that involve risks and uncertainties. The statements contained in this prospectus and the documents we incorporate by reference that are not purely historical, including, without limitation, statements regarding our expectations, beliefs, intentions or strategies regarding the future, are forward-looking statements. In this prospectus and the documents we incorporate by reference, the words “anticipate,” “believe,” “expect,” “intend,” “may,” “will,” “should,” “plan,” “estimate,” “predict,” “potential,” “future,” “continue,” or similar expressions also identify forward-looking statements. Examples of forward-looking statements in this prospectus and the documents we incorporate by reference include statements regarding our expectations as to average selling prices, demand for our products, capital expenditures, completion of our manufacturing facility in China, improved profitability,

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improved working capital position, liquidity, litigation, our relationships with vendors, as well as such other statements described in existing or future documents we incorporate by reference. These statements are only predictions. We make these forward-looking statements based upon information available on the date hereof, and we have no obligation (and expressly disclaim any such obligation) to update or alter any such forward-looking statements, whether as a result of new information, future events, or otherwise. Our actual results could differ materially from those anticipated in this prospectus as a result of certain factors including, but not limited to, those set forth below in the section entitled “Risk Factors” and elsewhere in this prospectus.

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SUMMARY

      The following summary is qualified in its entirety by the more detailed information and historical consolidated financial statements, including the Notes to those financial statements, appearing elsewhere or incorporated by reference in this prospectus. Investors should carefully consider the information set forth under “Risk Factors” below. Unless the context otherwise requires, the terms “Maxtor,” “Maxtor Corporation,” “company,” “we,” “us” and “our” refer to Maxtor Corporation and its subsidiaries.

      On May 7, 2003, we sold $230 million in aggregate principal amount of 6.80% Convertible Senior Notes Due 2010, which we refer to as the Notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act of 1933, as amended. This prospectus will be used by selling securityholders to resell their Notes and the common stock issuable upon conversion of their Notes. We will not receive any proceeds from the sale of the Notes or the common stock issuable upon conversion of the Notes by the selling securityholders. In connection with our sale of the Notes, on May 7, 2003, we also repurchased from an affiliate of one of the initial purchasers of the Notes 8,245,738 shares of our common stock for an aggregate purchase price of $44.9 million, or $5.45 per share, the closing price of our common stock on May 1, 2003, plus commissions. We will use the balance of the net proceeds of the offering for repayment of indebtedness, investments, acquisitions, general corporate purposes and working capital.

      Maxtor is a leading provider of hard disk drives for a variety of applications, including desktop computers, high-performance Intel-based servers, near-line storage systems and consumer electronics. We offer a broad line of hard disk drives for desktop computers. Our desktop products are marketed under the DiamondMax and Fireball brand names and consist of 3.5-inch disk drives with storage capacities that range from 20 to 300 gigabytes. Our desktop hard disk drives come in configurations ranging from one to four platters per drive, allowing us to address a wide range of applications for desktop computers, from entry level to mid-range to the high-end. Our desktop computer OEM customers include Dell Computer Corporation, Fujitsu-Siemens Limited, Hewlett-Packard Company, Hon-Hai Precision Industry Co., Ltd., International Business Machines Corporation and NEC USA, Inc. We believe that our success depends on our ability to maintain and further develop strong customer relationships with desktop, storage and server computer system and consumer electronics manufacturers and to provide products that fit their specific needs.

      We also provide a line of high-end 3.5-inch hard disk drives for use in high-performance, storage-intensive applications such as workstations, enterprise servers and storage subsystems. These Intel-based server products are marketed under the Atlas brand name and provide storage capacities of 18.4 to 146.9 gigabytes at speeds of 10,000 RPM and 15,000 RPM.

      We also believe there is an emerging market with enterprise customers for high capacity, high reliability ATA hard disk drives. These hard disk drives are used in near-line storage applications where data is generated in large volumes and retrieved occasionally, such as archived e-mail, engineering drawings, medical images, scientific data and video images which typically require large storage capacity, but not the speed that high transaction applications require. In this environment, cost per gigabyte is a primary customer requirement, and we can provide this with our high capacity, high reliability MaXLine hard disk drives. We are currently working with leading storage subsystem vendors, including EMC Corporation, Network Appliance, Inc. and Storage Technology Corporation, to provide hard disk drives for these new emerging applications. We intend to build on these relationships as well as seek out additional customers and applications for this emerging market.

      We believe there is an emerging and potentially significant market for hard disk drives in consumer electronics applications, including devices such as personal video recorders and set-top boxes. We are currently supplying hard disk drives to leading consumer electronics manufacturers, including DISH Network, Force Holding A.S., JVC, Panasonic, Pioneer Corporation, Scientific-Atlanta Inc., and TiVo Inc., for use in a variety of consumer electronics devices that are being sold today. Sales for consumer electronics applications, while still a small percentage of our total revenue, have grown steadily. We believe the market for consumer electronics devices using hard disk drives is still in its early stages, and we expect that it will expand over time as consumer acceptance and adoption of these products grow. We intend to leverage our position as a high quality, time-to-volume leader in hard disk drives and pursue relationships with the leaders in consumer electronics to capitalize on the opportunities presented by this new market.

      We market and sell our products to leading personal computer, Intel-based server, storage subsystem and consumer electronics manufacturers, distributors and retailers. Our representative offices are located throughout the U.S. and in Australia, China, France, Germany, Great Britain, Hong Kong, Japan, Korea, Singapore, Switzerland and Taiwan. Our principal executive offices are located at Maxtor Corporation, 500 McCarthy Blvd., Milpitas, CA 95035. Our telephone number is (408) 894-5000.

The Offering

Issuer	Maxtor Corporation.

Securities Offered	$230,000,000 aggregate principal amount of 6.80% Convertible Senior Notes Due 2010 and up to 18,756,362 shares of common stock issuable upon conversion of the Notes.

Maturity Date	April 30, 2010.

Ranking	The Notes are general unsecured obligations of Maxtor and rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations of Maxtor. As of March 29, 2003, our senior indebtedness totaled approximately $178.5 million, before giving effect to the issuance and sale of the Notes and the application of the net proceeds derived therefrom. The Notes are effectively subordinated to all of our existing and future secured indebtedness. As of March 29, 2003, we had total secured indebtedness of approximately $41 million. The Notes are not guaranteed by any of our subsidiaries and, accordingly, the Notes are effectively subordinated to the indebtedness and other liabilities of our subsidiaries, including trade creditors, and indebtedness that may be incurred by our subsidiary in China under its $133 million credit facility. As of March 29, 2003, our subsidiaries had total debt of approximately $42 million.

Interest	We will pay interest on the Notes on April 30 and October 30 of each year, beginning October 30, 2003. In addition, we may be required to pay additional interest (which we refer to as “liquidated damages”) if we fail to comply with certain obligations set forth below under “Registration Rights.”

Conversion Rights	Holders may convert their Notes at any time prior to stated maturity at their option. Notes called for redemption may be surrendered for conversion until the close of business on the business day prior to the redemption date.

For each $1,000 principal amount of Notes surrendered for conversion, a holder will receive 81.5494 shares of our common stock, subject to adjustment as set forth in “Description of the Notes — Conversion Rights — Conversion Rate Adjustments.” This represents an initial conversion price of $12.2625 per share of common stock. Upon conversion, we will have the right to deliver, in lieu of our common stock, cash or a combination of cash and shares of our common stock.

Payment at Maturity	Each holder of $1,000 principal amount of the Notes shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any.

Sinking Fund	None.

Optional Redemption by Maxtor	We may not redeem the Notes prior to May 5, 2008. We may redeem some or all of the Notes for cash on or after May 5, 2008 at 100% of their principal amount, plus accrued and unpaid interest and liquidated damages, if any, if the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 130% of the conversion price on such trading day. See “Description of the Notes — Optional Redemption by Us.”

Change of Control Put	Upon a change of control of Maxtor, you may require us to repurchase all or a portion of your Notes. We will pay a change of control purchase price equal to the principal amount of such Notes plus accrued and unpaid interest, if any, and accrued and unpaid liquidated damages, if any, to the repurchase date. We may choose to pay the change of control purchase price in cash, stock, or a combination of cash and stock. If we elect to pay all or a portion of the change of control purchase price in stock, the stock will be valued at the average closing price for the 20 trading days ending on the third trading day prior to the repurchase date.

Use of Proceeds	We will not receive any of the proceeds from the sale by any selling securityholders of the Notes or the common stock issuable upon conversion of the Notes.

Form, Denomination and Registration	The Notes have been issued in fully registered form in denominations of $1,000 principal amount and integral multiples thereof. The Notes are represented by one or more global Notes, deposited with the trustee as custodian for The Depository Trust Company and registered in the name of Cede & Co., DTC’s nominee. Beneficial interests in the global Notes will be shown on, and any transfers will be effected only through, records maintained by DTC and its participants. See “Description of the Notes — Form, Denomination and Registration.”

Registration Rights	We have agreed to keep the shelf registration statement, of which this prospectus constitutes a part, effective until the earliest of:

• two years after the last date of original issuance of any of the Notes;

• the date when the holders of the Notes and the common stock issuable upon conversion of the Notes are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act; or

• the date when all of the Notes and common stock into which the Notes are convertible are sold pursuant to the shelf registration statement or pursuant to Rule 144 of the Securities Act or any similar provision then in effect.

We will be required to pay liquidated damages in the form of additional interest if we fail to keep the shelf registration statement effective during the specified time periods. See “Description of the Notes — Registration Rights.” You will only be entitled to receive liquidated damages, however, if you hold Notes. If you convert your Notes to common stock when there exists a default with respect to our obligation to register common stock, you will not be entitled to liquidated damages, but you will receive additional shares upon conversion (except to the extent we elect to deliver cash upon such conversion).

Absence of a Public Market for the Notes	The Notes are new securities for which there is currently no public market. We cannot assure you that any active or liquid market will develop for the Notes. See “Plan of Distribution.”

Trading	We do not intend to list the Notes on any national securities exchange. The Notes, however, are eligible for trading in the PORTAL market.

NYSE Symbol for our Common Stock	Our common stock is traded on the New York Stock Exchange under the symbol “MXO.”

Risk Factors	See “Risk Factors” beginning on page 6 and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the Notes or shares of common stock issuable upon conversion of the Notes.

RISK FACTORS

      You should carefully consider the risks described below before making an investment decision in the Notes or shares of our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of the Notes and our common stock could decline substantially, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses and may not maintain profitability.

      We have a history of significant losses and may not maintain profitability. In the last five fiscal years, we were profitable in only fiscal years 1998 and 2000. For the six months ended June 28, 2003, we had net income of $33.6 million, including $41.1 million for the amortization of intangible assets and $0.4 million in stock-based compensation expense. For the year ended December 28, 2002, our net loss was $334.1 million, which included $82.2 million for the amortization of intangible assets, charges of $5.6 million for stock-based compensation related to our acquisition of the Quantum HDD business, severance charges of $12.3 million, restructuring charges related to facilities closures of $9.5 million and losses of $73.5 million related to the discontinuation of our network attached storage business in the quarter ended September 28, 2002. As of June 28, 2003, we had an accumulated deficit of $1,707.0 million. Although we were profitable in the six months ended June 28, 2003, we have a history of losses and may not maintain profitability.

The decline of average selling prices in the hard disk drive industry could cause our operating results to suffer and make it difficult for us to achieve profitability.

      It is very difficult to achieve and maintain profitability and revenue growth in the hard disk drive industry because the average selling price of a hard disk drive rapidly declines over its commercial life as a result of technological enhancement, productivity improvement and increases in supply. End-user demand for the computer systems that contain our hard disk drives has historically been subject to rapid and unpredictable fluctuations. In addition, intense price competition among personal computer manufacturers and Intel-based server manufacturers may cause the price of hard disk drives to decline. As a result, the hard disk drive market tends to experience periods of excess capacity and intense price competition. Competitors’ attempts to liquidate excess inventories, restructure, or gain market share also tend to cause average selling prices to decline. This excess capacity and intense price competition caused us in the first three quarters of fiscal 2002, and will likely continue to cause us in future quarters, to lower prices, which has the effect of reducing margins, causing operating results to suffer and making it difficult for us to achieve or maintain profitability. If we are unable to lower the cost of producing our hard disk drives to be consistent with the decline of average selling prices, we will not be able to compete effectively and our operating results will suffer.

Intense competition in the hard disk drive market could reduce the demand for our products or the prices of our products, which could adversely affect our operating results.

      The desktop computer market segment and the overall hard disk drive market are intensely competitive even during periods when demand is stable. We compete primarily with manufacturers of 3.5 inch hard disk drives, including Fujitsu, Hitachi Global Storage, Samsung, Seagate Technology, and Western Digital. Many of our competitors historically have had a number of significant advantages, including larger market shares, a broader product line, preferred vendor status with customers, extensive name recognition and marketing power, and significantly greater financial, technical and manufacturing resources. Some of our competitors make many of their own components, which may provide them with benefits including lower costs. Our competitors may also:

•	consolidate or establish strategic relationships to lower their product costs or to otherwise compete more effectively against us;

•	lower their product prices to gain market share;

•	sell their products with other products to increase demand for their products;

•	develop new technology which would significantly reduce the cost of their products; or

•	offer more products than we do and therefore enter into agreements with customers to supply hard disk drives as part of a larger supply agreement.

      Increasing competition could reduce the demand for our products and/or the prices of our products as a result of the introduction of technologically better and cheaper products, which could reduce our revenues. In addition, new competitors could emerge and rapidly capture market share. If we fail to compete successfully against current or future competitors, our business, financial condition and operating results will suffer.

Our quarterly operating results have fluctuated significantly in the past and are likely to fluctuate in the future.

      Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Our future performance will depend on many factors, including:

•	the average selling price of our products;

•	fluctuations in the demand for our products as a result of the seasonal nature of the desktop computer industry and the markets for our customers’ products, as well as the overall economic environment;

•	market acceptance of our products;

•	our ability to qualify our products successfully with our customers;

•	changes in purchases by our primary customers, including the cancellation, rescheduling or deferment of orders;

•	changes in product and customer mix;

•	actions by our competitors, including announcements of new products or technological innovations;

•	our ability to execute future product development and production ramps effectively;

•	the availability, and efficient use, of manufacturing capacity;

•	our inability to reduce a significant portion of our fixed costs due, in part, to our ongoing capital expenditure requirements; and

•	our ability to procure and purchase critical components at competitive prices.

      Many of our expenses are relatively fixed and difficult to reduce or modify. The fixed nature of our operating expenses will magnify any adverse effect of a decrease in revenue on our operating results. Because of these and other factors, period to period comparisons of our historical results of operations are not a good predictor of our future performance. If our future operating results are below the expectations of stock market analysts, our stock price may decline. Due to current economic conditions and their impact on information technology spending, particularly desktop computer sales, our ability to predict demand for our products and our financial results for current and future periods may be severely diminished. This may adversely affect both our ability to adjust production volumes and expenses and our ability to provide the financial markets with forward-looking information.

If we fail to qualify as a supplier to computer manufacturers or their subcontractors for a future generation of hard disk drives, then these manufacturers or subcontractors may not purchase any units of an entire product line, which will have a significant adverse impact on our sales.

      A significant portion of our products are sold to desktop computer and Intel-based server manufacturers or to their subcontractors. These manufacturers select or qualify their hard disk drive suppliers, either directly or through their subcontractors, based on quality, storage capacity, performance and price. Manufacturers typically seek to qualify two or more suppliers for each hard disk drive product generation. To qualify consistently, and thus succeed in the desktop and Intel-based server hard disk drive industry, we must consistently be among the first-to-market introduction and first-to-volume production at leading storage capacities per disk, offering competitive prices and high quality. Once a manufacturer or subcontractor has chosen its hard disk drive suppliers for a given desktop computer or Intel-based server product, it often will purchase hard disk drives from those suppliers for the commercial lifetime of that product line. It is, however, possible to fail to maintain a qualification due to quality or yield issues in the early stages of production of product. If we miss a qualification opportunity or cease to be qualified due to yield or quality issues, we may not have another opportunity to do business with that manufacturer or subcontractor until it introduces its next generation of products. The effect of missing a product qualification opportunity is magnified by the limited number of high-volume manufacturers of personal computers and Intel-based servers. If we do not reach the market or deliver volume production in a timely manner, we may lose opportunities to qualify our products and may need to deliver lower margin, older products than required in order to meet our customers’ demands. In such case, our business, financial condition and operating results would be adversely affected.

Because we are substantially dependent on desktop computer drive sales, a decrease in the demand for desktop computers could reduce demand for our products.

      Our revenue growth and profitability depend significantly on the overall demand for desktop computers and related products and services. In recent quarters, demand for desktop computers has been adversely affected by unfavorable economic conditions. If the economic conditions in the United States and globally do not improve, or if we experience a worsening in the global economic slowdown, we may experience a further decrease in demand for desktop computers. Because we sell a significant portion of our products to the desktop segment of the personal computer industry, we will be affected more by changes in market conditions for desktop computers than a company with a broader range of products. Any decrease in the demand for desktop computers could reduce the demand for our products, harming our business, financial condition and operating results.

The loss of one or more significant customers or a decrease in their orders of products would cause our revenues to decline.

      We sell most of our products to a limited number of customers. For the fiscal year ended December 28, 2002, one customer, Dell Computer Corporation, accounted for approximately 11.5% of our total revenue, and our top five customers accounted for approximately 31.8% of our revenue. For the quarter ended March 29, 2003, no customer accounted for more than 10% of our total revenue. We expect that a relatively small number of customers will continue to account for a significant portion of our revenue, and the proportion of our revenue from these customers could continue to increase in the future. These customers have a wide variety of suppliers to choose from and therefore can make substantial demands on us. Even if we successfully qualify a product for a given customer, the customer generally will not be obligated to purchase any minimum volume of product from us and generally will be able to terminate its relationship with us at any time. Our ability to maintain strong relationships with our principal customers is essential to our future performance. If we lose a key customer or if any of our key customers reduce their orders of our products or require us to reduce our prices before we are able to reduce costs, our business, financial condition and operating results could suffer. Mergers, acquisitions, consolidations or other significant transactions involving our significant customers may adversely affect our business and operating results.

If we fail to develop and maintain relationships with our key distributors, if we experience problems associated with distribution channels, or if our key distributors favor our competitors’ products over ours, our operating results could suffer.

      We sell a significant amount of our hard disk drive products through a limited number of key distributors. If we fail to develop, cultivate and maintain relationships with our key distributors, or if these distributors are not successful in their sales efforts, sales of our products may decrease and our operating results could suffer. As our sales through these distribution channels continue to increase, we may experience problems typically associated with these distribution channels such as unstable pricing, increased return rates and other logistical difficulties. Our distributors also sell products manufactured by our competitors. If our distributors favor our competitors’ products over our products for any reason, they may fail to market our products effectively or continue to devote the resources necessary to provide us with effective sales and, as a result, our operating results could suffer.

If we do not expand into new hard drive market segments, and maintain our presence in the hard disk drive market, our revenues will suffer.

      To remain a significant supplier of hard disk drives to major manufacturers of personal computers and Intel-based servers, we will need to offer a broad range of hard disk drive products to our customers. Although almost all of our current products are designed for the desktop computer and the Intel-based server markets, demand in these segments may shift to products we do not offer or volume demand may shift to other segments. Such segments may include the laptop computer or handheld consumer product segments, which none of our products currently serves. Products using alternative technologies, such as optical storage, semiconductor memory and other storage technologies, may also compete with our hard disk drive products. While we continually develop new products, the success of our new product introductions is dependent on a number of factors, including market acceptance, our ability to manage the risks associated with product transitions, the effective management of inventory levels in line with product demand, and the risk that our new products will have quality problems or other defects in the early stages of introduction that were not anticipated in the design of those products. We will need to successfully develop and manufacture new products that address additional hard disk drive market segments or competitors’ technology or feature development to remain competitive in the hard disk drive industry. We cannot assure you that we will successfully or timely develop and market any new hard disk drives in response to technological changes or evolving industry standards. We also cannot assure you that we will avoid technical or other difficulties that could delay or prevent the successful development, introduction or marketing of new hard disk drives. Any failure to successfully develop and introduce new products for our existing customers or to address additional market segments could result in loss of customer business or require us to deliver product not targeted effectively to customer requirements, which in turn could adversely affect our business, financial condition and operating results.

Our customers have adopted a subcontractor model that increases our credit risk and could result in an increase in our operating costs.

      Our significant OEM customers have adopted a subcontractor model that requires us to contract directly with companies that provide manufacturing services for personal computer manufacturers. This exposes us to increased credit risk because these subcontractors are generally not as well capitalized as personal computer manufacturers, and our agreements with our customers may not permit us to increase our prices to compensate for this increased credit risk. Any credit losses would increase our operating costs, which could cause our operating results to suffer.

If we fail to match production with product demand or to manage inventory, our operating results could suffer.

      We base our inventory purchases and commitments on forecasts from our customers, who are not obligated to purchase the forecast amounts. If actual orders do not match our forecasts, or if any products become obsolete between order and delivery time, we may have excess or inadequate inventory of our products. In addition, our significant OEM customers have adopted build-to-order manufacturing models or just-in-time inventory management processes that require component suppliers to maintain inventory at or near the customer’s production facility. These policies, combined with continued compression of product life cycles, have complicated inventory management strategies that make it more difficult to match manufacturing plans with projected customer demand and cause us to carry inventory for more time and to incur additional costs to manage inventory which could cause our operating results to suffer. If we fail to manage inventory of older products as we or our competitors introduce new products with higher areal density, we may have excess inventory. Excess inventory could materially adversely affect our operating results and cause our operating results to suffer.

Because we purchase a significant portion of our parts from a limited number of third party suppliers, we are subject to the risk that we may be unable to acquire quality components in a timely manner, or effectively integrate parts from different suppliers, and these component shortages or integration problems could result in delays of product shipments and damage our business and operating results.

      Unlike some of our competitors, we do not manufacture any of the parts used in our products, other than media as a result of our acquisition of MMC Technologies Inc., or MMC. Instead, our products incorporate parts and components designed by and purchased from third party suppliers. Both we and Matsushita-Kotobuki Electronics Industries, Ltd., or MKE, depend on a limited number of qualified suppliers for components and subassemblies, including recording heads, media and integrated circuits. Currently, we purchase recording heads from three sources, digital signal processors/ controllers from one source and spin/ servo integrated circuits from two sources. Although our acquisition of our primary media supplier, MMC, has reduced our dependence on outside suppliers for this component, MMC cannot supply all of our media needs, and therefore we are still required to purchase media from two outside sources. As we have experienced in the past, some required parts may be periodically in short supply. As a result, we will have to allow for significant ordering lead times for some components. In addition, we may have to pay significant cancellation charges to suppliers if we cancel orders for components because we reduce production due to market oversupply, reduced demand, transition to new products or technologies or for other reasons. We order the majority of our components on a purchase order basis and we have limited long-term volume purchase agreements with only some of our existing suppliers. In the event that these suppliers cannot qualify to new leading-edge technology specifications, our ramp up of production for the new products will be delayed, and our business, operating results and financial condition will be adversely affected.

      If we cannot obtain sufficient quantities of high-quality parts when needed, product shipments would be delayed and our business, financial condition and operating results could suffer. We cannot assure you that we will be able to obtain adequate supplies of critical components in a timely and economic manner, or at all.

      The success of our products also depends on our ability to effectively integrate parts and components that use leading-edge technology. If we are unable to successfully manage the integration of parts obtained from third party suppliers, our business, financial condition and operating results could suffer.

If we are unable to acquire needed additional manufacturing capacity, or MKE does not meet our manufacturing requirements or a disaster occurs at one of our or MKE’s plants, our growth will be adversely impacted and our business, financial condition and operating results could suffer.

      Our Maxtor-owned facilities in Singapore and our relationship with MKE for the manufacture of 10,000 RPM hard disk drives for the enterprise market are currently our only sources of production for our hard disk drive products. MKE manufactures a substantial portion of our enterprise hard disk drives pursuant to a master agreement and a purchase agreement that has been extended through March 31, 2004. If, for any reason, we are unable in some quarters to make purchases in adequate volumes or on terms advantageous to us, our revenue may be lower or our costs may be higher than projected and our operating results would suffer.

      We negotiate pricing arrangements with MKE on a quarterly basis. Any failure to reach an agreement on competitive pricing arrangements would also negatively impact our operating results.

      If, at the time of termination of our current agreement with MKE we are unable to extend the agreement on mutually acceptable terms, we will need to arrange for alternative manufacturing capacity for our enterprise hard disk drive products. If we fail to make such arrangements in a timely manner, for adequate volumes or on acceptable terms, our revenue might be lower than projected and our business, financial condition and operating results would suffer.

      We will need to acquire additional manufacturing capacity in the future. Our inability to add capacity to allow us to meet customers’ demands in a timely manner may limit our future growth and could harm our business, financial condition and operating results. We have begun construction of a manufacturing facility in China that will provide us with a low-cost facility to accommodate anticipated future growth. We anticipate that the facility will become operational in the second half of 2004. Any significant disruption in the construction of the facility could delay the time at which the facility could come online, which could harm our business, financial condition and operating results.

      In addition, our entire volume manufacturing operations are based in Singapore. Our MKE-manufactured server products are manufactured in Japan. A flood, earthquake, political instability, act of terrorism or other disaster or condition in Singapore or Japan that adversely affects our facilities or ability to manufacture our hard disk drive products could significantly harm our business, financial condition and operating results.

We are subject to risks related to product defects, which could subject us to warranty claims in excess of our warranty provision or which are greater than anticipated due to the unenforceability of liability limitations.

      Our products may contain defects. We generally warrant our products for one to five years and prior to the acquisition, Quantum HDD generally warranted its products for one to five years. We assumed Quantum HDD’s warranty obligations as a result of the acquisition. The standard warranties used by us and Quantum HDD contain limits on damages and exclusions of liability for consequential damages and for negligent or improper use of the products. We establish a warranty provision at the time of product shipment in an amount equal to estimated warranty expenses. We may incur additional operating expenses if these steps do not reflect the actual cost of resolving these issues, and if any resulting expenses are significant, our business, financial condition and results of operations will suffer.

We have asserted claims against Quantum, and Quantum has asserted claims against us, for payment under agreements entered into in connection with our acquisition of the Quantum HDD business. In the event these claims are not resolved favorably in the aggregate, our business, financial condition, operating results, cash flows and liquidity could be harmed.

      We have asserted multiple claims against Quantum, and Quantum has asserted multiple claims against us, for payment under agreements entered into in connection with our acquisition of the Quantum HDD business, including a tax sharing and indemnity agreement, which provides for the allocation of certain liabilities related to taxes. We disagree with Quantum about the amounts owed by each party under the agreements and we are in negotiations with Quantum to resolve the claims. The parties have commenced dispute resolution procedures under the tax sharing and indemnity agreement. Although we believe that we will be successful in asserting and defending these claims, an unfavorable resolution of these claims in the aggregate could harm our business, financial condition, operating results, cash flows and liquidity.

If Quantum incurs non-insured tax as a result of its separation of Quantum HDD from Quantum Corporation in connection with our acquisition of the Quantum HDD business, our financial condition and operating results could be negatively affected.

      In connection with our acquisition of the Quantum HDD business, we agreed to indemnify Quantum for the amount of any tax payable by Quantum as a result of the separation of the Quantum HDD business from Quantum Corporation (referred to as a “split-off”) to the extent such tax is not covered by insurance, unless imposition of the tax is the result of Quantum’s actions, or acquisitions of Quantum stock, after the transaction. The amount of the tax not covered by insurance could be substantial. In addition, if it is determined that Quantum owes federal or state tax as a result of the transaction and the circumstances giving rise to the tax are covered by our indemnification obligations, we will be required to pay Quantum the amount of the tax at that time, whether or not reimbursement may be allowed under the insurance policy. Even if a claim is available, made and pending under the tax opinion insurance policy, there may be a substantial period after we pay Quantum for the tax before the outcome of the insurance claim is finally known, particularly if the claim is denied by the insurance company and the denial is disputed by us and/or Quantum. Moreover, the insurance company could prevail in a coverage dispute. In any of these circumstances, we would have to either use our existing cash resources or borrow money to cover our obligations to Quantum. In either case, our payment of the tax, whether covered by insurance or not, could harm our business, financial condition, operating results and cash flows.

Any failure to adequately protect and enforce our intellectual property rights could harm our business.

      Our protection of our intellectual property is limited. For example, we have patent protection on only some of our technologies. We may not receive patents for our pending or future patent applications, and any patents that we own or that are issued to us may be invalidated, circumvented or challenged. In the case of products offered in rapidly emerging markets, such as consumer electronics, our competitors may file patents more rapidly or in greater numbers resulting in the issuance of patents that may result in unexpected infringement assertions against us. Moreover, the rights granted under any such patents may not provide us with any competitive advantages. Finally, our competitors may develop or otherwise acquire equivalent or superior technology. We also rely on trade secret, copyright and trademark laws as well as the terms of our contracts to protect our proprietary rights. We may have to litigate to enforce patents issued or licensed to us, to protect trade secrets or know-how owned by us or to determine the enforceability, scope and validity of our proprietary rights and the proprietary rights of others. Enforcing or defending our proprietary rights could be expensive and might not bring us timely and effective relief. We may have to obtain licenses of other parties’ intellectual property and pay royalties. If we are unable to obtain such licenses, we may have to stop production of our products or alter our products. In addition, the laws of certain countries in which we sell and manufacture our products, including various countries in Asia, may not protect our products and intellectual property rights to the same extent as the laws of the United States. Our remedies in these countries may be inadequate to protect our proprietary rights. Any failure to enforce and protect our intellectual property rights could harm our business, financial condition and operating results.

We are subject to existing infringement claims which are costly to defend and may harm our business.

      Prior to our acquisition of the Quantum HDD business, we, on the one hand, and Quantum and MKE, on the other hand, were sued by Papst Licensing, GmbH, a German corporation, for infringement of a number of patents that relate to hard disk drives. Papst’s complaint against Quantum and MKE was filed on July 30, 1998, and Papst’s complaint against Maxtor was filed on March 18, 1999. Both lawsuits, filed in the United States District Court for the Northern District of California, were transferred by the Judicial Panel on Multidistrict Litigation to the United States District Court for the Eastern District of Louisiana for coordinated pre-trial proceedings with other pending litigations involving the Papst patents (the “MDL Proceeding”). The matters will be transferred back to the District Court for the Northern District of California for trial. Papst’s infringement allegations are based on spindle motors that Maxtor and Quantum purchased from third party motor vendors, including MKE, and the use of such spindle motors in hard disk drives. We purchased the overwhelming majority of the spindle motors used in our hard disk drives from vendors that were licensed under the Papst patents. Quantum purchased many spindle motors used in its hard disk drives from vendors that were not licensed under the Papst patents, including MKE. As a result of our acquisition of the Quantum HDD business, we assumed Quantum’s potential liabilities to Papst arising from the patent infringement allegations Papst asserted against Quantum. We filed a motion to substitute Maxtor for Quantum in this litigation. The motion was denied by the Court presiding over the MDL Proceeding, without prejudice to being filed again in the future.

      In February 2002, Papst and MKE entered into an agreement to settle Papst’s pending patent infringement claims against MKE. That agreement includes a license of certain Papst patents to MKE, which might provide Quantum, and thus us, with additional defenses to Papst’s patent infringement claims.

      On April 15, 2002, the Judicial Panel on Multidistrict Litigation ordered a separation of claims and remand to the District of Columbia of certain claims between Papst and another party involved in the MDL Proceeding. By order entered June 4, 2002, the court stayed the MDL Proceeding pending resolution by the District of Columbia court of the remanded claims. These separated claims relating to the other party are currently proceeding in the District Court for the District of Columbia.

      The results of any litigation are inherently uncertain and Papst may assert other infringement claims relating to current patents, pending patent applications, and/or future patent applications or issued patents. Additionally, we cannot assure you we will be able to successfully defend ourselves against this or any other Papst lawsuit. Because the Papst complaints assert claims to an unspecified dollar amount of damages, and because we were at an early stage of discovery when the litigation was stayed, we are unable to determine the possible loss, if any, that we may incur as a result of an adverse judgment or a negotiated settlement. A favorable outcome for Papst in these lawsuits could result in the issuance of an injunction against us and our products and/or the payment of monetary damages equal to a reasonable royalty. In the case of a finding of a willful infringement, we also could be required to pay treble damages and Papst’s attorney’s fees. The litigation could result in significant diversion of time by our technical personnel, as well as substantial expenditures for future legal fees. Accordingly, although we cannot currently estimate whether there will be a loss, or the size of any loss, a litigation outcome favorable to Papst could have a material adverse effect on our business, financial condition and operating results. Management believes that it has valid defenses to the claims of Papst and is defending this matter vigorously.

We face risks from our substantial international operations and sales.

      We conduct most of our manufacturing and testing operations and purchase a substantial portion of our key parts outside the United States. In particular, manufacturing operations for our products are concentrated in Singapore, where our principal manufacturing operations are located, and in Japan, where MKE’s manufacturing operations are located. Such concentration of operations in Singapore and Japan will likely magnify the effects on us of any disruptions or disasters relating to Singapore and Japan. In addition, we also sell a significant portion of our products to foreign distributors and retailers. As a result, we will be dependent on revenue from international sales. Inherent risks relating to our overseas operations include:

•	difficulties with staffing and managing international operations;

•	transportation and supply chain disruptions as a result of epidemics, terrorist activity, acts of war or hostility;

•	economic slowdown and/or downturn in foreign markets;

•	international currency fluctuations;

•	political and economic uncertainty caused by epidemics, terrorism or acts of war or hostility;

•	legislative and regulatory responses to terrorist activity such as increased restrictions on cross-border movement of products and technology;

•	legislative, regulatory, police, or civil responses to epidemics or other outbreaks of infectious diseases such as quarantines, factory closures, or increased restrictions on transportation or travel;

•	general strikes or other disruptions in working conditions;

•	labor shortages;

•	political instability;

•	changes in tariffs;

•	generally longer periods to collect receivables;

•	unexpected legislative or regulatory requirements;

•	reduced protection for intellectual property rights in some countries;

•	significant unexpected duties or taxes or other adverse tax consequences;

•	difficulty in obtaining export licenses and other trade barriers;

•	seasonality;

•	increased transportation/shipping costs; and

•	credit and access to capital issues faced by our international customers.

      The specific economic conditions in each country impact our international sales. For example, our international contracts are denominated primarily in U.S. dollars. Significant downward fluctuations in currency exchange rates against the U.S. dollar could result in higher product prices and/or declining margins and increased manufacturing costs. In addition, we attempt to manage the impact of foreign currency exchange rate changes by entering into short-term, foreign exchange contracts. If we do not effectively manage the risks associated with international operations and sales, our business, financial condition and operating results could suffer.

We significantly increased our leverage as a result of the sale of the Notes.

      In connection with our sale of the Notes on May 7, 2003, we incurred $230 million of indebtedness, set to mature in April 2010. We will require substantial amounts of cash to fund semi-annual interest payments on the Notes, payment of the principal amount of the Notes upon maturity (or earlier upon a mandatory or voluntary redemption or if we elect to satisfy a conversion of the Notes, in whole or in part, with cash rather than shares of our common stock), as well as future capital expenditures, investments and acquisitions, payments on our leases and loans, and any increased working capital requirements. If we are unable to meet our cash requirements out of available funds, we may need be to obtain alternative financing, which may not be available on favorable terms or at all. The degree to which we are financially leveraged could materially and adversely affect our ability to obtain additional financing for working capital, acquisitions or other purposes and could make us more vulnerable to industry downturns and competitive pressures. In the absence of such financing, our ability to respond to changing business and economic conditions, to make future acquisitions, to absorb adverse operating results or to fund capital expenditures or increased working capital requirements would be significantly reduced. Our ability to meet our debt service obligations will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, some of which are beyond our control. If we do not generate sufficient cash flow from operations to repay the Notes at maturity, we could attempt to refinance the Notes; however, no assurance can be given that such a refinancing would be available on terms acceptable to us, if at all. Any failure by us to satisfy our obligations under the Notes or the indenture could cause a default under agreements governing our other indebtedness.

We entered into a receivable-backed borrowing arrangement for up to $100 million which has certain financial covenants with which we will have to comply to use the facility.

      On May 9, 2003, we entered into a two-year receivable-backed borrowing arrangement for up to $100 million with certain financial institutions. Under this arrangement, we use a special purpose subsidiary to purchase and hold all of our U.S. and Canadian accounts receivable. This special purpose subsidiary borrows up to $100 million secured by the purchased receivables. This special purpose subsidiary is consolidated for financial reporting purposes, and its resulting liabilities appear on our consolidated balance sheet as short-term debt. The terms of the arrangement require compliance with operational covenants and financial covenants, including a liquidity covenant and an operating income (loss) before depreciation and amortization to long-term debt ratio. We are also required to obtain a shadow rating letter for the arrangement from a credit rating agency, and in furtherance of this obligation, we agreed to amendments to meet certain technical requirements of the rating agency and will now seek the required rating. We do not believe that these modifications will have a material adverse effect on our ability to access funds under this arrangement. A violation of the covenants would result in an early amortization event that will cause a prohibition on further payments and distributions to use from the special purpose subsidiary until the arrangement has been repaid in full. However, early amortization events under this arrangement generally will not cause an event of default under the 6.8% convertible senior notes due 2010. We do not believe that the lack of borrowing availability under this arrangement would have a material adverse effect on our liquidity.

The loss of key personnel could harm our business.

      Our success depends upon the continued contributions of key employees, many of whom would be extremely difficult to replace. Like many other technology companies, we have implemented workforce reductions that in some cases resulted in the termination of key employees who have substantial knowledge of our business. These and any future workforce reductions may also adversely affect the morale of, and our ability to retain, employees who have not been terminated, which may result in the further loss of key employees. We do not have key person life insurance on any of our personnel. Worldwide competition for skilled employees in the hard disk drive industry is extremely intense. If we are unable to retain existing employees or to hire and integrate new employees, our business, financial condition and operating results could suffer. In addition, companies in the hard disk drive industry whose employees accept positions with competitors often claim that the competitors have engaged in unfair hiring practices. We may be the subject of such claims in the future as we seek to hire qualified personnel and we could incur substantial costs defending ourselves against those claims.

We could be subject to environmental liabilities which could increase our expenses and harm our business, financial condition and results of operations.

      Because of the chemicals we use in our manufacturing and research operations, we are subject to a wide range of environmental protection regulations in the United States and Singapore. While we do not believe our operations to date have been harmed as a result of such laws, future regulations may increase our expenses and harm our business, financial condition and results of operations. Even if we are in compliance in all material respects with all present environmental regulations, in the United States environmental regulations often require parties to fund remedial action regardless of fault. As a consequence, it is often difficult to estimate the future impact of environmental matters, including potential liabilities. Moreover, we may be subject to liability in connection with our acquisition of the Quantum HDD and MMC businesses to the extent that contamination requiring remediation at our expense is present on properties currently or formerly occupied by those businesses, or those businesses sent wastes to sites at which remediation is required. If we have to make significant capital expenditures or pay significant expense in connection with future remedial actions or to continue to comply with applicable environmental laws, our business, financial condition and operating results could suffer.

The market price of our common stock fluctuated substantially in the past and is likely to fluctuate in the future as a result of a number of factors, including the release of new products by us or our competitors, the loss or gain of significant customers or changes in stock market analysts’ estimates.

      The market price of our common stock and the number of shares traded each day have varied greatly. Such fluctuations may continue due to numerous factors, including:

•	quarterly fluctuations in operating results;

•	announcements of new products by us or our competitors such as products that address additional hard disk drive segments;

•	gains or losses of significant customers;

•	changes in stock market analysts’ estimates;

•	the presence of short-selling of our common stock;

•	sales of a high volume of shares of our common stock by our large stockholders;

•	events affecting other companies that the market deems comparable to us;

•	general conditions in the semiconductor and electronic systems industries; and

•	general economic conditions in the United States and abroad.

Anti-takeover provisions in our certificate of incorporation could discourage potential acquisition proposals or delay or prevent a change of control.

      We have a number of protective provisions in place designed to provide our board of directors with time to consider whether a hostile takeover is in our best interests and that of our stockholders. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company and also could diminish the opportunities for a holder of our common stock to participate in tender offers, including offers at a price above the then-current market price for our common stock. These provisions also may inhibit fluctuations in our stock price that could result from takeover attempts.

Risks Related to the Notes

We do not expect a public market for the Notes to develop.

      Prior to the initial offering of the Notes, there had been no trading market for the Notes. Although the initial purchasers have advised us that they intend to make a market in the Notes, they are not obligated to do so and may discontinue their market-making activities at any time without notice. Consequently, we cannot assure you that any market for the Notes will develop, or if one does develop, that it will be maintained. If an active market for the Notes fails to develop or be sustained, the trading price of the Notes could decline. We do not intend to apply for listing of the Notes on any securities exchange or any automated quotation system.

We expect that the trading value of the Notes will be significantly affected by the price of our common stock.

      The market price of the Notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the Notes than would be expected for nonconvertible debt securities we issue.

If you are able to resell your Notes, many other factors may affect the price you receive, which may be lower than you believe to be appropriate.

      If you are able to resell your Notes, the price you receive will depend on many other factors that may vary over time, including:

•	the number of potential buyers;

•	the level of liquidity of the Notes;

•	ratings published by major credit rating agencies;

•	our financial performance;

•	the amount of indebtedness we have outstanding;

•	the level, direction and volatility of market interest rates generally;

•	the market for similar securities;

•	the redemption and repayment features of the Notes to be sold; and

•	the time remaining to the maturity of your Notes.

      As a result of these factors, you may only be able to sell your Notes at prices below those you believe to be appropriate, including prices below the price you paid for them.

USE OF PROCEEDS

      We will not receive any proceeds from the sale by any selling securityholders of the Notes or the shares of our common stock issuable upon conversion of the Notes.

DIVIDEND POLICY

      We have never paid cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future.

RATIO OF EARNINGS TO FIXED CHARGES

      The following summary is qualified by the more detailed information and historical consolidated financial statements, including the Notes to those financial statements, appearing in the computation table found in Exhibit 12.1, appearing elsewhere, or incorporated by reference in this prospectus.

									Six Months
	Years Ended								Ended
									June 28,
	1998	1999		2000	2001		2002		2003

Ratio of earnings to fixed charges	2.2	—	(1)	5.1	—	(2)	—	(3)	3.1

(1)	Due to the Company’s loss in 1999, the ratio coverage was less than 1:1. The Company must generate additional earnings of $34.2 million to achieve a coverage of 1:1.

(2)	Due to the Company’s loss in 2001, the ratio coverage was less than 1:1. The Company must generate additional earnings of $594.8 million to achieve a coverage of 1:1.

(3)	Due to the Company’s loss in 2002, the ratio coverage was less than 1:1. The Company must generate additional earnings of $258.4 million to achieve a coverage of 1:1.

DESCRIPTION OF NOTES

      We issued the Notes under an indenture, entered into between us and U.S. Bank National Association, a national banking association, as trustee. Initially, U.S. Bank National Association will also act as paying agent, conversion agent and calculation agent for the Notes. The terms of the Notes include those provided in the indenture and those provided in the registration rights agreement, which we entered into with the initial purchasers.

      The following description is only a summary of the material provisions of the Notes, the indenture and the registration rights agreement. We urge you to read these documents in their entirety because they, and not this description, define your rights as holders of the Notes.

      When we refer to “Maxtor Corporation,” “Maxtor,” “we,” “our” or “us” in this section, we refer only to Maxtor Corporation, a Delaware corporation, and not its subsidiaries.

Brief Description of the Notes

      The Notes being sold by the selling securityholders pursuant to this prospectus:

•	are $230,000,000 in aggregate principal amount;

•	bear cash interest at a rate of 6.80% per annum, payable on each April 30 and October 30, beginning October 30, 2003;

•	bear additional cash interest, which we refer to as “liquidated damages,” if we fail to comply with certain obligations as set forth below under “— Registration Rights;”

•	are issued only in denominations of $1,000 principal amount and integral multiples thereof;

•	are general unsecured obligations of Maxtor, ranking equally with all of our other obligations that are unsecured and unsubordinated; as indebtedness of Maxtor, the Notes are effectively subordinated to all indebtedness and liabilities of our subsidiaries;

•	are convertible into our common stock initially at a conversion rate of 81.5494 shares per $1,000 principal amount of Notes (equivalent to an initial conversion price of $12.2625 per share), subject to such adjustments as are described under “— Conversion Rights — Conversion Rate Adjustments;”

•	are redeemable at our option in whole or in part for cash beginning on May 5, 2008 if the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 130% of the conversion price in effect on such trading day as set forth under “— Optional Redemption by Us;”

•	entitle the holders to require us to repurchase the Notes upon a change of control as set forth under “— Repurchase of Notes at the Option of the Holders Upon Change of Control;”

•	are due on April 30, 2010, unless earlier converted, redeemed by us at our option or repurchased by us at your option.

      The indenture does not contain any financial covenants and does not restrict us from paying dividends, incurring additional indebtedness or issuing or repurchasing our other securities. The indenture also does not protect you in the event of a highly leveraged transaction or a change of control of Maxtor, except to the extent described under “— Repurchase of Notes at the Option of Holders Upon Change of Control” below.

      No sinking fund is provided for the Notes, and the Notes will not be subject to defeasance. The Notes have been issued only in registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

      You may present definitive Notes for conversion, registration of transfer and exchange at our office or agency in New York City, which shall initially be the office of the trustee currently located at U.S. Bank Trust National Association, an affiliate of the trustee, 100 Wall Street, Suite 1600, New York, New York 10005. For information regarding conversion, registration of transfer and exchange of global Notes, see “— Form, Denomination and Registration.” No service charge will be made for any registration of transfer or exchange of Notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith.

Interest

      The Notes bear interest at a rate of 6.80% per annum from May 7, 2003. We will pay interest semiannually on April 30 and October 30 of each year, beginning October 30, 2003, to the holders of record at the close of business on the preceding April 15 and October 15, respectively. There are two exceptions to the preceding sentence:

      In general, we will not pay accrued and unpaid interest on any Notes that are converted into our common stock. Instead, accrued interest will be deemed paid by the common stock received by holders on conversion. If a holder of Notes converts after a record date for an interest payment but prior to the corresponding interest payment date, the holder will receive on that interest payment date accrued and unpaid interest on those Notes, notwithstanding the holder’s conversion of those Notes prior to that interest payment date, because that holder will have been the holder of record on the corresponding record date. However, at the time that holder surrenders Notes for conversion, the holder must pay to us an amount equal to the interest that will be paid on the related interest payment date. The preceding sentence does not apply, however, if (1) we have specified a redemption date that is after a record date for an interest payment but prior to the corresponding interest payment date, (2) we have specified a repurchase date following a change of control that is during such period or (3) any overdue interest exists at the time of conversion with respect to the Notes converted. Accordingly, under those circumstances, a holder of Notes who chooses to convert those Notes on a date that is after a record date but prior to the corresponding interest payment date, will not be required to pay us, at the time that holder surrenders those Notes for conversion, the amount of interest it will receive on the interest payment date.

      We will pay interest to a person other than the holder of record on the record date if we elect to redeem, or holders elect to require us to repurchase, the Notes on a date that is after a record date but on or prior to the corresponding interest payment date. In this instance, we will pay accrued and unpaid interest on the Notes being redeemed to, but not including, the redemption or repurchase date to the same person to whom we pay the principal of those Notes.

      Except as provided below, we will pay interest on:

•	global Notes to The Depository Trust Company, or DTC, in immediately available funds;

•	any definitive Notes having an aggregate principal amount of $5,000,000 or less, by check mailed to the holders of those Notes; and

•	any definitive Notes having an aggregate principal amount of more than $5,000,000, by wire transfer in immediately available funds if requested by the holders of those Notes.

      At maturity we will pay interest on the definitive Notes at our office or agency in New York City which initially will be the principal corporate trust office of the trustee. We will make payments of interest at maturity on global Notes to DTC, in immediately available funds.

      Interest generally will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Conversion Rights

General

      You may convert any outstanding Notes as described below into our common stock, initially at a conversion rate of 81.5494 shares per $1,000 principal amount of the Notes. The conversion rate is subject to adjustment as described below. The conversion price is initially $12.2625, which is $1,000 divided by the initial conversion rate. We will not issue fractional shares of common stock upon conversion of the Notes. Instead, we will pay cash based on the average of the closing prices of our common stock for the five trading days ending on the trading day prior to the conversion date for all fractional shares of common stock. You may convert Notes only in denominations of $1,000 principal amount and integral multiples thereof.

      Notes may be surrendered for conversion at any time prior to the close of business on the maturity date. Any Notes called for redemption must be surrendered for conversion prior to the close of business on the business day prior to the redemption date. If you have exercised your right to require us to repurchase your Notes as described under “— Repurchase of Notes at the Option of Holders Upon Change of Control,” you may convert your Notes into our common stock only if you withdraw your change of control repurchase notice.

      Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below.

      To convert your Note (other than a Note held in book entry form through DTC) into common stock you must:

•	complete and manually sign the conversion notice on the back of the Note or facsimile of the conversion notice and deliver this notice to the conversion agent;

•	surrender the Note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

      Holders of Notes held in book-entry form through DTC must follow DTC’s customary practices. The date you comply with these requirements is the conversion date under the indenture. Settlement of our obligation to deliver shares and cash (if any) with respect to a conversion will occur on the dates described under “— Payment Upon Conversion” below. Delivery of shares will be accomplished by delivery to the conversion agent of certificates for the relevant number of shares, other than in the case of holders of Notes in book-entry form with DTC, which shares shall be delivered in accordance with DTC customary practices. In addition, we will pay cash for any fractional shares, as described above.

      If you deliver a Note for conversion, you will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the Note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

      By delivering to the holder the number of shares or the amount of cash determined as set forth below under “— Payment Upon Conversion,” together with cash in lieu of any fractional shares, we will satisfy our obligation with respect to the Notes. That is, accrued and unpaid interest, if any, will be deemed to be paid in full rather than cancelled, extinguished or forfeited, except as set forth above under “— Interest.”

Payment Upon Conversion

      Conversion on or Prior to the Final Notice Date. In the event that we receive your notice of conversion on or prior to the date that is 20 days prior to maturity or, with respect to Notes being redeemed, the applicable redemption date (the “final notice date”), the following procedures will apply:

If we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (the “cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (the “conversion retraction period”). No such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 20 trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be computed as follows:

If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (i) the aggregate principal amount of Notes to be converted divided by 1,000, multiplied by (ii) the conversion rate, provided that if on the date you submit your notice of conversion (x) you hold Notes that are neither registered under the Securities Act nor immediately freely saleable pursuant to Rule 144(k) under the Securities Act (“transfer-restricted notes”) and (y) there exists a registration default as defined under “— Registration Rights,” for purposes of this clause (ii) (including for purposes of calculations pursuant to clause (ii) of the last bullet of this paragraph), the conversion rate shall be multiplied by 1.03. In addition, we will pay cash for all fractional shares of common stock as described above under “— General.”

      If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

•	a number equal to (i) the aggregate principal amount of Notes to be converted divided by 1,000, multiplied by (ii) the conversion rate, and

•	the average closing price of our common stock during the cash settlement averaging period.

      If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (the “cash amount”) and we will satisfy the balance of the conversion obligation by delivering shares of our common stock based on an average of the closing price during the cash settlement averaging period. In addition, we will pay cash for all fractional shares of common stock as described above under “— General.” Because, in this case, the number of shares of our common stock that we deliver on conversion will be calculated over a 20 trading day period, holders of Notes bear the market risk that our common stock will decline in value between each day of the cash settlement averaging period and the day we deliver the shares of common stock upon conversion.

      “Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common stock is not listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common stock is then listed or, if our common stock is not listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System or, if our common stock is not quoted on the National Association of Securities Dealers Automated Quotation System, on the principal other market on which our common stock is then traded.

      The “closing price” of our common stock on any date means the closing sale price per share (or if no closing sale price is reported, the average of the closing bid and ask prices or, if more than one in either case, the average of the average closing bid and the average closing ask prices) on such date as reported in composite transactions for the principal United States securities exchange on which our common stock is traded or, if our common stock is not listed on a United States national or regional securities exchange, as reported by Nasdaq or by the National Quotation Bureau Incorporated. In the absence of such a quotation, we will determine the closing price on the basis we consider appropriate.

      Conversion After the Final Notice Date. With respect to conversion notices that we receive after the final notice date, we will not send individual notices of our election to satisfy all or any portion of the conversion obligation in cash. Instead, at any time on or before the final notice date, if we choose to satisfy all or any portion of the conversion obligation with respect to conversions after the final notice date in cash, we will send a single notice to the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount).

      In the event that we receive your notice of conversion after the final notice date, the following procedures will apply:

Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 20 trading day period beginning on the trading day after receipt of your notice of conversion. If your conversion notice is received after the final notice date, you will not be allowed to retract the conversion notice. Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

Conversion Rate Adjustments

      We will adjust the conversion rate if any of the following events occur:

(1) we issue our common stock as a dividend or distribution on our common stock;

(2) we issue to all holders of common stock certain rights or warrants to purchase our common stock entitling them to purchase or subscribe for our common stock at less than the then current market price of our common stock;

(3) we subdivide or combine our common stock;

(4) we distribute to all holders of our common stock capital stock, evidences of indebtedness or assets, including securities but excluding:

•	rights or warrants listed in (2) above;

•	dividends or distributions listed in (1) above; and

•	distributions consisting exclusively of cash;

(5) we distribute cash, excluding any dividend or distribution in connection with our liquidation, dissolution or winding up or any quarterly cash dividend on our common stock, to the extent that the aggregate cash dividends per share of common stock in any twelve month period does not exceed the greater of:

•	the annualized amount per share of common stock of the next preceding quarterly cash dividend on the common stock to the extent that the preceding quarterly dividend did not require an adjustment of the conversion rate pursuant to this clause (5), as adjusted to reflect subdivisions or combinations of the common stock; and

•	5.00% of the average of the closing price of the common stock during the ten trading days immediately prior to the declaration date of the dividend.

If an adjustment is required to be made under this clause (5) as a result of a distribution that is a quarterly dividend, the adjustment would be based upon the amount by which the distribution exceeds the amount of the quarterly cash dividend permitted to be excluded pursuant to this clause (5). If an adjustment is required to be made under this clause (5) as a result of a distribution that is not a quarterly dividend, the adjustment would be based upon the full amount of the distribution;

(6) we or one of our subsidiaries make a payment in respect of a tender offer or exchange offer for our common stock to the extent that the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer; and

(7) someone other than us or one of our subsidiaries makes a payment in respect of a tender offer or exchange offer in which, as of the closing date of the offer, our board of directors is not recommending rejection of the offer. The adjustment referred to in this clause (7) will be made only if:

•	the tender offer or exchange offer is for an amount that increases the offeror’s ownership of common stock to more than 25% of the total shares of common stock outstanding; and

•	the cash and value of any other consideration included in the payment per share of common stock exceeds the current market price per share of common stock on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to the tender or exchange offer.

However, the adjustment referred to in this clause (7) will generally not be made if, as of the closing of the offer, the offering documents disclose a plan or an intention to cause us to engage in a consolidation or merger or a sale of all or substantially all of our assets.

      To the extent that we have a rights plan in effect upon conversion of the Notes into common stock, you will receive, in addition to the common stock, the rights under the rights plan, unless, prior to any conversion, the rights have separated from the common stock, in which case the conversion rate will be adjusted at the time of separation as if we made a distribution to all holders of our common stock as described in clause (4) above.

      In the event of:

•	any reclassification of our common stock;

•	a consolidation, merger, binding share exchange or combination involving us; or

•	a sale or conveyance to another person or entity of all or substantially all of our property or assets;

in which holders of common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, upon conversion of your Notes you will be entitled to receive the same type of consideration which you would have been entitled to receive if you had converted the Notes into our common stock immediately prior to any of these events.

      You may in certain situations be deemed to have received a distribution subject to United States federal income tax as a dividend in the event of any taxable distribution to holders of common stock or in certain other situations requiring a conversion rate adjustment. See “Certain Material United States Federal Income Tax Considerations — Constructive Dividends on the Notes” and “— Dividends.”

      To the extent permitted by law, we may, from time to time, increase the conversion rate for a period of at least 20 days if our board of directors has made a determination that this increase would be in our best interests. Any such determination by our board will be conclusive. We would give holders at least 15 days notice of any increase in the conversion rate. In addition, we may increase the conversion rate if our board of directors deems it advisable to avoid or diminish any income tax to holders of common stock resulting from any stock distribution.

      We will not be required to make an adjustment in the conversion rate unless the adjustment would require a change of at least one percent in the conversion rate. However, we will carry forward any adjustments that are less than one percent of the conversion rate. Except as described above in this section, we will not adjust the conversion rate for any issuance of our common stock or convertible or exchangeable securities or rights to purchase our common stock or convertible or exchangeable securities.

Payment at Maturity

      Each holder of $1,000 principal amount of the Notes shall be entitled to receive $1,000 at maturity, plus accrued and unpaid interest and liquidated damages, if any.

      We will pay principal on:

•	global Notes to DTC in immediately available funds; and

•	any definitive Notes at our office or agency in New York City, which initially will be the office or agency of the trustee in New York City.

Optional Redemption by Us

      Prior to May 5, 2008, the Notes will not be redeemable at our option. Beginning May 5, 2008, if the closing price of our common stock for 20 trading days within a period of 30 consecutive trading days ending on the trading day before the date of mailing of the redemption notice exceeds 130% of the conversion price in effect on such trading day, we may redeem the Notes in whole or in part, in cash, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus any accrued and unpaid interest and accrued and unpaid liquidated damages, if any, to, but excluding, the redemption date.

      We will give at least 30 days but not more than 60 days notice of redemption by mail to holders of Notes. Notes or portions of Notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

      If we do not redeem all of the Notes, the trustee will select the Notes to be redeemed in principal amounts of $1,000 or integral multiples thereof, by lot or on a pro rata basis. If any Notes are to be redeemed in part only, we will issue a new Note or Notes with a principal amount equal to the unredeemed principal portion thereof. If a portion of your Notes is selected for partial redemption and you convert a portion of your Notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Repurchase of Notes at the Option of Holders Upon Change of Control

      If a change of control, as described below, occurs, you will have the right to require us to repurchase all of your Notes not previously called for redemption, or any portion of those Notes that is equal to $1,000 in principal amount or integral multiples thereof, at a purchase price (the “change of control purchase price”) equal to the principal amount of all Notes you require us to repurchase plus any accrued and unpaid interest and liquidated damages on those Notes to the repurchase date. We may be required to offer to repurchase other senior debt on a pro rata basis with the Notes upon a change of control, if similar change of control offers are required by such other senior debt.

      Instead of paying the change of control purchase price in cash, we may pay the change of control purchase price in our common stock or, in the case of a merger in which we are not the surviving corporation, common stock of the surviving corporation or its direct or indirect parent corporation, cash or a combination of stock and cash, at our option. The number of shares of common stock a holder will receive will equal the relevant amount of the change of control purchase price to be paid in common stock divided by the average of the closing prices of the common stock for the 20 trading days immediately preceding and including the third trading day prior to the repurchase date. However, we may not pay the change of control purchase price in common stock or a combination of common stock and cash, unless we satisfy certain conditions prior to the repurchase date as provided in the indenture, including:

•	registration of the common stock to be issued upon repurchase under the Securities Act and the Exchange Act, if required;

•	qualification of the common stock to be issued upon repurchase under applicable state securities laws, if necessary, or the availability of an exemption therefrom; and

•	listing of the common stock on a United States national securities exchange or quotation thereof in an inter-dealer quotation system of any registered United States national securities association.

      Within 30 days after the occurrence of a change of control, we are required to give you notice of the occurrence of the change of control, your resulting repurchase right, the repurchase date, and whether the change of control purchase price will be paid in cash, common stock, or a combination thereof. The repurchase date will be a business day selected by us not less than 25 and not more than 40 business days after the date on which we give notice of a change of control. To exercise the repurchase right, you must deliver, prior to the close of business on the second business day immediately preceding the repurchase date, written notice to the trustee of your exercise of your repurchase right, together with the Notes with respect to which your right is being exercised. You may withdraw this notice by delivering to the trustee a notice of withdrawal prior to the close of business on the business day immediately preceding the repurchase date.

      Because the average closing price of the stock will be determined prior to the applicable repurchase date, to the extent we pay any portion of the change of control purchase price in common stock, holders of Notes bear the market risk that the stock will decline in value between the date the average closing price is calculated and the repurchase date.

      A “change of control” is any transaction or event (whether by means of an exchange offer, liquidation, tender offer, consolidation, merger, combination, reclassification, recapitalization or otherwise) in connection with which all or substantially all of our common stock is exchanged for, converted into, acquired for or constitutes solely the right to receive consideration (other than cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) that does not consist entirely of shares of common stock traded or to be traded immediately following a change of control on a national securities exchange or the Nasdaq National Market.

      Rule 13e-4 under the Exchange Act requires the dissemination of certain information to securityholders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the Notes. We will comply with this rule and file Schedule TO (or any similar schedule) to the extent applicable at that time.

      If the paying agent holds money or common stock sufficient to pay the change of control purchase price of the Notes which holders have elected to require us to repurchase on the business day following the repurchase date in accordance with the terms of the indenture, then, immediately after the repurchase date, those Notes will cease to be outstanding and liquidated damages, if any, on the Notes will cease to accrue, whether or not the Notes are delivered to the paying agent. Thereafter, all other rights of the holder shall terminate, other than the right to receive the change of control purchase price upon delivery of the Notes.

      The foregoing provisions would not necessarily protect holders of the Notes if highly leveraged or other transactions involving us occur that may affect holders adversely. We could, in the future, enter into certain transactions, including certain recapitalizations, that would not constitute a change of control with respect to the change of control purchase feature of the Notes but that would increase the amount of our (or our subsidiaries’) outstanding indebtedness.

      Our ability to repurchase Notes for cash upon the occurrence of a change of control is subject to important limitations. Our ability to repurchase the Notes for cash may be limited by restrictions on the ability of Maxtor to obtain funds for such repurchase through dividends from its subsidiaries and the terms of our then existing borrowing agreements. In addition, the occurrence of a change of control could cause an event of default under, or be prohibited or limited by the terms of, our other senior debt. We cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the change of control purchase price in cash for all the Notes that might be delivered by holders of Notes seeking to exercise the repurchase right.

      The change of control purchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of our company. The change of control purchase feature, however, is not the result of our knowledge of any specific effort:

•	to accumulate shares of our common stock;

•	to obtain control of us by means of a merger, tender offer solicitation or otherwise; or

•	by management to adopt a series of anti-takeover provisions.

      Instead, the change of control purchase feature is a standard term contained in securities similar to the Notes.

Merger and Sales of Assets

      The indenture provides that Maxtor may not consolidate with or merge into any other person or convey, transfer, sell, lease or otherwise dispose of all or substantially all of its properties and assets to another person unless, among other things:

•	the resulting, surviving or transferee person is organized and existing under the laws of the United States, any state thereof or the District of Columbia;

•	such person, if other than Maxtor, assumes all obligations of Maxtor under the Notes and the indenture; and

•	Maxtor or such successor is not then or immediately thereafter in default under the indenture.

      The occurrence of certain of the foregoing transactions could also constitute a change of control. See “Repurchase of Notes at the Option of Holders Upon Change of Control.”

      This covenant includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, there may be uncertainty as to whether a conveyance, transfer, sale, lease or other disposition of less than all our assets is subject to this covenant.

Events of Default

      Each of the following constitutes an event of default under the indenture:

•	default in our obligation to convert Notes into shares of our common stock upon exercise of a holder’s conversion right;

•	default in our obligation to repurchase Notes at the option of holders upon a change of control;

•	default in our obligation to redeem Notes after we have exercised our redemption option;

•	default in our obligation to pay the principal amount of the Notes at maturity when due and payable;

•	default in our obligation to pay any interest or liquidated damages when due and payable, and continuance of such default for a period of 30 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the Notes or the indenture for a period of 60 days after written notice of such failure, provided that such notice requiring us to remedy the same shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding;

•	a failure to pay when due at maturity or a default that results in the acceleration of maturity of any indebtedness for borrowed money of Maxtor or our designated subsidiaries (other than Maxtor Technology (Suzhou) Co., Ltd.) in an aggregate amount of $25 million or more, unless the acceleration is rescinded, stayed or annulled within 30 days after written notice of default is given to us by the trustee or holders of not less than 25% in aggregate principal amount of the Notes then outstanding; provided, however, that the occurrence of an early amortization event (and any resulting events) under any receivables securitization program entered into from time to time among Maxtor, its wholly-owned special purpose subsidiaries and financial institutions generally will not constitute an event of default under the indenture; and

•	certain events of bankruptcy, insolvency or reorganization with respect to us or any of our designated subsidiaries or any group of two or more subsidiaries that, taken as a whole, would constitute a designated subsidiary.

      A “designated subsidiary” shall mean any existing or future, direct or indirect, subsidiary of Maxtor whose assets constitute 15% or more of the total assets of Maxtor on a consolidated basis.

      Our obligations under the indenture are not intended to provide creditor rights for amounts in excess of par plus accrued and unpaid interest and liquidated damages, if any.

      The indenture provides that the trustee shall, within 90 days of the occurrence of a default, give to the registered holders of the Notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default under any of the first five bullets above.

      If certain events of default specified in the last bullet point above shall occur and be continuing, then automatically the principal amount of the Notes then outstanding plus any accrued and unpaid interest and liquidated damages, if any, through such date shall become immediately due and payable. If any other event of default shall occur and be continuing (the default not having been cured or waived as provided under “Modification and Waiver” below), the trustee or the holders of at least 25% in aggregate principal amount of the Notes then outstanding may declare the Notes due and payable at their principal amount plus any accrued and unpaid interest and liquidated damages, if any, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding upon the conditions provided in the indenture.

      The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to be indemnified by the holders of Notes before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the Notes then outstanding, through their written consent, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

      We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Modification and Waiver

Changes Requiring Approval of Each Affected Holder

      The indenture (including the terms and conditions of the Notes) cannot be modified or amended without the written consent or the affirmative vote of the holder of each Note affected by such change to:

•	change the maturity of any Note or the payment date of any installment of interest or liquidated damages payable on any Notes;

•	reduce the principal amount of, or any interest or liquidated damages, redemption price or change of control purchase price on, any Note;

•	impair or adversely affect the conversion rights of any holder of Notes;

•	change the currency of payment of such Notes or interest or liquidated damages, redemption price or change of control purchase price thereon;

•	alter the manner of calculation or rate of accrual of interest or liquidated damages, redemption price or change of control purchase price on any Note or extend the time for payment of any such amount;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any Note;

•	modify our obligation to maintain an office or agency in New York City;

•	except as otherwise permitted or contemplated by provisions concerning corporate reorganizations, adversely affect the repurchase option of holders or the conversion rights of holders of the Notes;

•	modify the redemption provisions of the indenture in a manner adverse to the holders of Notes;

•	reduce the percentage in aggregate principal amount of Notes outstanding necessary to modify or amend the indenture or to waive any past default; or

•	reduce the percentage in aggregate principal amount of Notes outstanding required for any other waiver under the indenture.

Changes Requiring Majority Approval

      The indenture (including the terms and conditions of the Notes) may be modified or amended, subject to the provisions described above, with the written consent of the holders of at least a majority in aggregate principal amount of the Notes at the time outstanding.

Changes Requiring No Approval

      The indenture (including the terms and conditions of the Notes) may be modified or amended by us and the trustee, without the consent of the holder of any Note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of Notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of Notes if any reclassification or change of our common stock or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for the assumption of our obligations to the holders of Notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	increasing the conversion rate, provided that the increase will not adversely affect the interests of the holders of Notes;

•	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended;

•	making any changes or modifications necessary in connection with the registration of the Notes under the Securities Act as contemplated in the registration rights agreement; provided that such change or modification does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Notes in any material respect;

•	curing any ambiguity or correcting or supplementing any defective provision contained in the indenture; provided that such modification or amendment does not, in the good faith opinion of our board of directors and the trustee, adversely affect the interests of the holders of Notes in any material respect; or

•	adding or modifying any other provisions with respect to matters or questions arising under the indenture which we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of Notes.

Registration Rights

      We have entered into a registration rights agreement with the initial purchasers for the benefit of the holders of the Notes. Pursuant to the agreement, we, at our expense, will use our best efforts to keep the registration statement, of which this prospectus constitutes a part, effective until the earliest of:

(1) two years after the last date of original issuance of any of the Notes;

(2) the date when the holders of the Notes and the common stock issuable upon conversion of the Notes are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act; or

(3) the date when all of the Notes and the common stock issuable upon conversion of the Notes are disposed of pursuant to the shelf registration statement or Rule 144 under the Securities Act or any similar provision then in effect.

      Holders of Notes are required to deliver certain information to be used in connection with the registration statement. We have previously provided such holders a form of notice and questionnaire to be completed and delivered by each holder interested in selling securities pursuant to the registration statement. In order to sell Notes or common stock pursuant to the registration statement, a holder must complete and deliver the questionnaire to us. To be named as a selling securityholder in the registration statement at the time of effectiveness of the registration statement, a holder must have completed and delivered the questionnaire to us on or prior to the 10th business day before the effectiveness of the registration statement. Upon receipt of a completed questionnaire after effectiveness of the registration statement, we will, within ten business days, file any amendments to the registration statement or supplements to the related prospectus as are necessary to permit the holder to deliver a prospectus to purchasers of Notes or common stock sold pursuant to the registration statement.

      We have filed the registration statement, of which this prospectus constitutes a part, to satisfy our obligations under the registration rights agreement. In connection with the filing of the registration statement, we have agreed to:

•	provide to each holder for whom the registration statement was filed copies of the prospectus that is a part of the registration statement;

•	notify each such holder when the registration statement has become effective; and

•	take certain other actions as are required to permit unrestricted resales of the Notes and the common stock issuable upon conversion of the Notes.

      Each holder who sells securities pursuant to the registration statement generally will be:

•	required to be named as a selling holder in the related prospectus;

•	required to deliver a prospectus to the purchaser;

•	subject to certain of the civil liability provisions under the Securities Act in connection with the holder’s sales; and

•	bound by the provisions of the registration rights agreement which are applicable to the holder (including certain indemnification rights and obligations).

      We may suspend the holder’s use of the prospectus for a period not to exceed 45 days in any 90-day period, and not to exceed an aggregate of 90 days in any 360-day period, if:

•	the prospectus would, in our judgment, contain a material misstatement or omission as a result of an event that has occurred and is continuing; and

•	we determine in good faith that the disclosure of this material non-public information would be seriously detrimental to us and our subsidiaries.

      However, if the disclosure relates to a previously undisclosed proposed or pending material business transaction, the disclosure of which we determine in good faith would be reasonably likely to impede our ability to consummate such transaction, we may extend the suspension period from 45 days to 60 days. We need not specify the nature of the event giving rise to a suspension in any notice to holders of the Notes of the existence of such a suspension. Each holder, by its acceptance of the Notes, agrees to hold any communication by us in response to a notice of a proposed sale in confidence.

      A registration default will occur if, at any time after the effectiveness target date, the registration statement ceases to be effective or fails to be usable and (1) we do not cure the registration statement within five business days by a post-effective amendment, prospectus supplement or report filed pursuant to the Exchange Act, (2) if applicable, we do not terminate the suspension period, described in the preceding paragraph, by the 45th or 60th day, as the case may be, or (3) a suspension period, when aggregated with other suspension periods during the prior 360-day period, continues, unterminated, for more than 90 days.

      If a registration default occurs, liquidated damages in the form of additional interest will accrue on the Notes that are transfer restricted securities, from and including the day following the registration default to but excluding the earlier of (1) the day on which the registration default has been cured, and (2) the date the registration statement is no longer required to be kept effective. Liquidated damages will be paid semiannually in arrears on each April 30 and October 30 and will accrue at a rate per year equal to:

•	0.25% of the principal amount of a Note to and including the 90th day following such registration default; and

•	0.50% of the principal amount of a Note from and after the 91st day following such registration default.

      In no event will liquidated damages accrue at a rate per year exceeding 0.50%. If a holder converts some or all of its Notes into common stock when there exists a registration default with respect to the common stock, the holder will not be entitled to receive liquidated damages on such common stock, but will receive additional shares upon conversion (except to the extent we elect to deliver cash upon conversion).

Form, Denomination and Registration

      Denomination and Registration. The Notes were issued in fully registered form, without coupons, in denominations of $1,000 principal amount and integral multiples thereof.

      Global Notes. The Notes are evidenced by one or more global Notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co. as DTC’s nominee.

      Record ownership of the global Notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below. A holder may hold its interests in the global Notes directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants if such holder is not a participant in DTC. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global Notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

      So long as Cede & Co., as nominee of DTC, is the registered owner of the global Notes, Cede & Co. for all purposes will be considered the sole holder of the global Notes. Except as provided below, owners of beneficial interests in the global Notes:

•	will not be entitled to have certificates registered in their names;

•	will not receive or be entitled to receive physical delivery of certificates in definitive form; and

•	will not be considered holders of the global Notes.

      The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability of an owner of a beneficial interest in a global security to transfer the beneficial interest in the global security to such persons may be limited.

      We will wire, through the facilities of the trustee, payments of principal, interest, liquidated damages, the redemption price or change of control purchase price on the global Notes to Cede & Co., the nominee of DTC, as the registered owner of the global Notes. None of Maxtor, the trustee or any paying agent will have any responsibility or be liable for paying amounts due on the global Notes to owners of beneficial interests in the global Notes.

      It is DTC’s current practice, upon receipt of any payment on the global Notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the Notes represented by the global Notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in Notes represented by the global Notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

      If you would like to convert your Notes into common stock pursuant to the terms of the Notes, you should contact your broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

      Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, your ability to pledge your interest in the Notes represented by global Notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

      Neither Maxtor nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of Notes, including, without limitation, the presentation of Notes for conversion or repurchase as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global Notes are credited and only for the principal amount of the Notes for which directions have been given.

      DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act, as amended. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations, such as the initial purchasers of the Notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

      Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global Notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause Notes to be issued in definitive form in exchange for the global Notes. None of Maxtor, the trustee or any of their respective agents will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to or payments made on account of beneficial ownership interests in global Notes.

      According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for information purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Governing Law

      The indenture and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Information Concerning the Trustee

      U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, calculation agent, registrar and custodian with regard to the Notes. The Bank of New York is the transfer agent and registrar for our common stock. The trustee or its affiliates may from time to time in the future provide banking and other services to us in exchange for a fee.

DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 525,000,000 shares of common stock, $0.01 par value per share, and 95,000,000 shares of preferred stock, $0.01 par value per share.

      The following is a summary of the material terms of our common stock and preferred stock. Please see our Restated Certificate of Incorporation for more detailed information.

Common Stock

      The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends declared by the Board of Directors out of funds legally available therefor. See the section entitled “Dividend Policy” above. In the event of a liquidation, dissolution or winding up of Maxtor, holders of common stock are entitled to share ratably in the assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. Holders of our common stock have no preemptive, conversion or redemption rights. Each outstanding share of common stock is, and all shares of common stock issued upon conversion of the Notes will be fully paid and non-assessable.

Preferred Stock

      Our Board of Directors has the authority, without action by the stockholders, to designate and issue up to 95,000,000 shares of preferred stock in one or more series and to designate the dividend rate, voting rights and other rights, preferences and restrictions of each series, any or all of which may be greater than the rights of the common stock. While it is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the Board determines the specific rights of the holders of such preferred stock, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock, decreasing the market price of our common stock and delaying or preventing a change in control of Maxtor without further action by the stockholders. We have no present plans to issue any shares of preferred stock. See the section entitled “— Restated Certificate of Incorporation and Bylaw Provisions.”

Antitakeover Provisions

Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law regulating corporate takeovers, which prohibits a Delaware corporation from engaging in any business combination with an “interested stockholder,” unless:

•	prior to the date of the transaction, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers, and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Except as otherwise specified in Section 203, an “interested stockholder” is defined to include (a) any person that is the owner of 15% or more of the outstanding voting securities of the corporation, or is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the date of determination and (b) the affiliates and associates of any such person.

Restated Certificate of Incorporation and Bylaw Provisions

      Our Restated Certificate of Incorporation provides that the Board of Directors will be divided into three classes of directors serving staggered three-year terms. Each class of directors need not be of equal number, with the size to be fixed exclusively by the Board. As a result, only one of the three classes of the Board will be elected each year. The directors are removable only for cause upon the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of voting stock, voting together as a single class. The Board has the exclusive right to set the authorized number of directors and to fill vacancies on the Board. Our Restated Certificate of Incorporation requires that any action required or permitted to be taken by stockholders of Maxtor must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of Maxtor may be called only by the Board, the Chairman of the Board, or the Chief Executive Officer. Advance notice is required for stockholder proposals or director nominations by stockholders. These provisions may be amended only by the affirmative vote of at least 66 2/3% of the outstanding voting stock, voting together as a single class.

      In addition, pursuant to our Restated Certificate of Incorporation, the Board has authority to issue up to 95,000,000 shares of preferred Stock and to fix the rights, preferences, privileges and restrictions, including voting rights, of these shares without any further vote or action by the stockholders. The rights of the holders of the common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the company, thereby delaying, deferring or preventing a change in control of the company. Furthermore, such preferred stock may have other rights, including economic rights, senior to the common stock, and as a result, the issuance of such preferred stock could have a material adverse effect on the market price of the common stock.

      These provisions could discourage potential acquisition proposals and could delay or prevent a change in control of the company. Such provisions could diminish the opportunities for a stockholder to participate in tender offers, including tender offers at a price above the then current market price of the common stock. Such provisions also may inhibit fluctuations in the market price of the common stock that could result from takeover attempts.

Restated Certificate of Incorporation Provisions Relating to Conflicts of Interest and Corporate Opportunities

      In order to address certain potential conflicts of interest between Hyundai Electronics America (“HEA”), a former majority stockholder of Maxtor, and Maxtor, our Restated Certificate of Incorporation contains provisions concerning the conduct of certain of our affairs as they may involve HEA, its affiliates and their respective officers and directors, and the powers, rights, duties and liabilities of Maxtor and its officers, directors, stockholders in connection therewith. In general, these provisions recognize that we, HEA and our respective affiliates may engage in the same or similar business activities and lines of business and may have an interest in the same areas of corporate opportunities and that we, HEA and our respective affiliates will continue to have contractual and business relations with each other.

      Our Restated Certificate of Incorporation provides that any person purchasing or otherwise acquiring any interest in any shares of our capital stock shall be deemed to have notice of and to have consented to these provisions.

      For purposes of the conflict of interest and corporate opportunities provisions, the term “Company” includes our subsidiaries and other entities in which we beneficially own directly or indirectly 33 1/3% or more of the outstanding voting securities or interests. For purposes of the following discussion, “Hyundai Affiliates” means HEA, Hyundai Electronics Industries (“HEI”), any of their successors, and all corporations, partnerships, joint ventures, associations and other entities that directly or indirectly through one or more intermediaries is controlled by HEA or HEI (other than Maxtor, our subsidiaries and other entities we control).

      Conflict of Interest Policy. Article Tenth of our Restated Certificate of Incorporation sets forth provisions to regulate and guide certain of our contractual relations and other business relations as they may involve Hyundai Affiliates, or their officers or directors, or other corporations, partnerships, associations or other organizations in which one or more our directors have a financial interest (“Related Entities”). Pursuant to Article Tenth, no contract, agreement, arrangement or transaction between us and any Hyundai Affiliate or any Related Entity, or between us and one of our directors or officers, any Hyundai Affiliate or any Related Entity or any amendment, modification or termination thereof (each a “Transaction”), shall be void or voidable solely for the reason that such parties are parties thereto or that such directors or officers are present in or participate in the meeting of the Board or committee which authorizes such Transaction or solely because his or their votes are counted for such purpose. Pursuant to Article Tenth, any Hyundai Affiliate, any Related Entity and such officers and directors shall have fully satisfied and fulfilled any fiduciary duties they may have to us and our stockholders, shall not be liable to us or our stockholders for any breach of any fiduciary duty they may have by reason of the entering into, performance or consummation of such Transaction and shall be deemed to have acted in good faith and in a manner such persons believed to be in or not opposed to our best interest to the extent such standard is applicable to such person’s conduct, and shall be deemed not to have breached any duty of loyalty to us or our stockholders and not to have derived any improper personal benefit therefrom if:

•	the material facts as to the Transaction are disclosed to or known by the Board or the committee that authorized the Transaction and the Board or such committee in good faith authorizes or approves the Transaction by the affirmative vote of a majority of the Disinterested Directors on the Board or such committee (even if less than a quorum);

•	the material facts as to the Transaction are disclosed or known to the holders of voting stock entitled to vote thereon and the Transaction is specifically approved in good faith by vote of the holders of a majority of the then outstanding voting stock not owned by any Hyundai Affiliate or Related Entity, voting as a single class; or

•	such Transaction is fair as to Maxtor at the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders of Maxtor.

      Any Transaction authorized, approved or effected as described in the first or second bullet point above shall be deemed entirely fair to Maxtor and its stockholders, provided however that if such authorization or approval is not obtained or such Transaction is not effected, no presumption shall arise that such Transaction is not fair to Maxtor or its stockholders. Our directors who are also directors or officers of any Hyundai Affiliate or any Related Entity may be counted in determining the presence of a quorum at a meeting of the Board of a committee that authorizes or approves any such Transaction and may vote at such meeting. Equity securities with voting rights owned by any Hyundai Affiliate or any Related Entities may be counted in determining the presence of a quorum at a meeting of stockholders that authorizes or approves any such transaction and may be voted at such meeting. No Hyundai Affiliate shall be liable to Maxtor or its stockholders for breach of any fiduciary duty it may have by reason of the fact that any Hyundai Affiliate takes any action or exercise any rights or gives or withholds any consent in connection with any Transaction between any Hyundai Affiliate and Maxtor. Any Transaction with any corporation, partnership, joint venture, association or other entity in which Maxtor beneficially owns, directly or indirectly 50% or more of the outstanding voting stock, voting power or similar interest or with any officer or director thereof shall be deemed to be a Transaction with Maxtor.

      The affirmative vote of the holders of more than 66 2/3% of the voting power of our equity securities then outstanding, voting together as a single class, is required to alter, amend or repeal Article Tenth of the Restated Certificate of Incorporation in a manner adverse to the interests of any Hyundai Affiliate or to adopt any provision of the Restated Certificate of Incorporation adverse to the interests of any Hyundai Affiliate and inconsistent with any provision of Article Tenth. Article Tenth further provides that neither the alteration, amendment or repeal of Article Tenth nor the adoption of any provision inconsistent with Article Tenth will eliminate or reduce the effect of Article Tenth in respect of any matter occurring or cause of action, suit or claim that, but for Article Tenth, would accrue or arise, prior to such alteration, amendment repeal or adoption.

      Corporate Opportunity Policy. Article Eleventh of our Restated Certificate of Incorporation sets forth provisions to regulate, define and guide the conduct of certain affairs of Maxtor as they may involve Hyundai Affiliates and their officers and directors, and the powers, rights, duties and liabilities of Maxtor and its officers, directors and stockholders, regarding corporate opportunities.

      Article Eleventh provides that in the event that any Hyundai Affiliate acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both a Hyundai Affiliate and Maxtor, the Hyundai Affiliate shall have no duty to communicate or present such corporate opportunity to Maxtor and shall not be liable to us or our stockholders for breach of any fiduciary duty as a stockholder of Maxtor by reason of the fact that the Hyundai Affiliate pursues or acquires such corporate opportunity for itself or another Hyundai Affiliate, directs such corporate opportunity to another person, or does not present such corporate opportunity to us, except to the extent required by Article Eleventh.

      Article Eleventh provides further that if one of our directors or officers who is also a director or officer of a Hyundai Affiliate acquires knowledge of a potential transaction or matter that may be a corporate opportunity for both Maxtor and any Hyundai Affiliate, such director or officer of Maxtor (i) shall have fully satisfied and fulfilled the fiduciary duties to Maxtor and its stockholders with respect to such corporate opportunity, (ii) shall not be liable to Maxtor or its stockholders for breach of any fiduciary duty by reason of the fact that any Hyundai Affiliate pursues or acquires such corporate opportunity for itself or directs such corporate opportunity to another person (including, without limitation, another Hyundai Affiliate) or does not communicate information regarding such corporate opportunity to Maxtor, (iii) shall be deemed to have acted in good faith and in a manner he or she reasonably believes to be in or not opposed to the best interests of Maxtor, and (iv) shall be deemed not to have breached his or her duty of loyalty to Maxtor or its stockholders and not to have derived an improper benefit therefrom, if such director or officer acts in a manner consistent with the following policy:

(x) a corporate opportunity offered to any person who is a director but not an officer of Maxtor and who is also an officer (whether or not a director) of any Hyundai Affiliate shall belong to such Hyundai Affiliate, unless such opportunity is expressly offered, in writing, to such person primarily in his or her capacity as a director of Maxtor, in which case such opportunity shall belong to Maxtor;

(y) a corporate opportunity offered to any person who is an officer (whether or not a director) of Maxtor and who is also a director but not an officer of any Hyundai Affiliate shall belong to Maxtor, unless such opportunity is expressly offered, in writing, to such person primarily in his or her capacity as a director of a Hyundai Affiliate, in which case such opportunity shall belong to such Hyundai Affiliate; and

(z) a corporate opportunity offered to any other person who is either (i) an officer of both Maxtor and a Hyundai Affiliate or (ii) a director of both Maxtor and a Hyundai Affiliate and not an officer of either entity, shall belong to such Hyundai Affiliate or to Maxtor, as the case may be, if such opportunity is expressly offered, in writing, to such person primarily in his or her capacity as an officer or director of Maxtor or of such Hyundai Affiliate, respectively; otherwise, such opportunity shall belong to Maxtor.

      Article Eleventh further provides that any corporate opportunity that belongs to a Hyundai Affiliate or to Maxtor pursuant to the foregoing policy shall not be pursued by the other, or directed by the other to another person, unless and until the Hyundai Affiliate or Maxtor, as the case may be, determines not to pursue the opportunity. However, if the party to whom the corporate opportunity belongs does not within a reasonable period of time begin to pursue, or thereafter continue to pursue, such opportunity diligently and in good faith, the other party may then pursue such opportunity or direct it to another person.

      For purposes of Article Eleventh, “corporate opportunities” shall consist of business opportunities which (i) Maxtor is financially able to undertake, (ii) are, from their nature, in the line or lines of Maxtor’s business and are of practical advantage to it, and (iii) are ones in which Maxtor has an interest or reasonable expectancy. In addition, “corporate opportunities” shall not include any transaction in which Maxtor or any Hyundai Affiliate is permitted to participate pursuant to (a) any agreement between Maxtor and any Hyundai Affiliate which was entered into prior to the closing of this Offering or (b) any subsequent agreement between Maxtor and any Hyundai Affiliate approved pursuant to Article Tenth of the Restated Certificate of Incorporation. The rights of Maxtor under any such agreement are deemed to be contractual rights and shall not be corporate opportunities of Maxtor for any purpose.

      Article Eleventh further provides that if any contract, agreement, arrangement or transaction between Maxtor and any Hyundai Affiliate involves a corporate opportunity and is approved in accordance with the procedures set forth in Article Tenth of the Restated Certificate of Incorporation, a Hyundai Affiliate and its officers and directors shall also, for the purposes of Article Eleventh and the other provisions of Maxtor’s Restated Certificate of Incorporation, be deemed to have fully satisfied and fulfilled any fiduciary duties they may have to Maxtor and its stockholders. Article Eleventh provides that any such contract, agreement, arrangement or transaction involving a corporate opportunity not so approved will not by reason thereof result in any such breach of any fiduciary duty, but shall be governed by the other provisions of Article Eleventh, the Restated Certificate of Incorporation, Maxtor’s Bylaws, and applicable law.

      For purposes of Article Eleventh, a director of Maxtor who is Chairman of the Board of Maxtor or a committee thereof shall not be deemed to be an officer of Maxtor by reason of holding such position (regardless of whether such position is deemed an office of Maxtor under its Bylaws), unless such person is a full-time employee of Maxtor.

      The affirmative vote of the holders of more than sixty-six and two-thirds percent (66 2/3%) of the voting power of our equity securities then outstanding, voting together as a single class, is required to alter, amend or repeal Article Eleventh in a manner adverse to the interests of the Hyundai Affiliates, or adopt any provision of the Restated Certificate of Incorporation adverse to the interests of any Hyundai Affiliate and inconsistent with, any provision of Article Eleventh. Neither the alteration, amendment or repeal of Article Eleventh, nor the adoption of any provision inconsistent with Article Eleventh, shall eliminate or reduce the effect of Article Eleventh in respect of any matter occurring, or any cause of action, suit or claim that, but for Article Eleventh, would accrue or arise, prior to such alteration, amendment, repeal or adoption.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is The Bank of New York.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a summary of certain United States federal income tax consequences of the purchase, ownership and disposition of the Notes and the common stock into which the Notes may be converted or for which the Notes may be exchanged upon a change of control. This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), applicable Treasury Regulations, administrative rulings and judicial authorities, all as of the date hereof and all of which are subject to change, possibly with retroactive effect. We have not obtained, nor do we intend to obtain, a ruling from the Internal Revenue Service (the “IRS”) with respect to the United States federal income tax consequences of acquiring or holding Notes or common stock into which the Notes may be converted and there can be no assurance that the IRS will not challenge one or more of the tax consequences described herein. This summary assumes that holders of the Notes will hold the Notes and the common stock as “capital assets” within the meaning of Section 1221 of the Code. This summary also assumes that the IRS will respect the classification of the Notes as indebtedness for federal income tax purposes.

      This summary does not address all aspects of United States federal income taxation that may be relevant to a holder in light of that holder’s particular circumstances or to holders subject to special rules, such as rules relating to:

•	financial institutions;

•	mutual funds;

•	tax-exempt organizations;

•	insurance companies;

•	dealers in securities or currencies;

•	traders in securities who elect to apply a mark-to-market method of accounting; or

•	persons who hold the Notes or the common stock as part of a hedge, straddle, constructive sale or conversion transaction.

      In addition, this summary does not address any consequences arising under the laws of any state, locality or foreign jurisdiction or under federal laws other than the United States federal income tax laws.

      All prospective purchasers of the Notes are advised to consult their own tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the Notes (and the common stock into which the Notes may be converted) in their particular circumstances.

U.S. Holders

      As used herein, the term “U.S. Holder” means a beneficial holder of a Note or the common stock that for United States federal income tax purposes is (i) a citizen or resident (as defined in Section 770l(b) of the Code) of the United States (unless such person is not treated as a resident of the United States under an applicable bilateral income tax treaty), (ii) a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, formed under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source or (iv) a trust, the administration of which is subject to the primary supervision of a court within the United States and which has one or more United States persons with authority to control all substantial decisions, or which has a valid election in effect under the applicable Treasury Regulations to be treated as a United States person. A “Non-U.S. Holder” means any holder of a Note or the common stock other than a U.S. Holder.

      If a partnership (including for this purpose any entity, foreign or domestic, classified as a partnership for United States federal income tax purposes) is a beneficial owner of the Notes or the common stock into which the Notes may be converted, the United States federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. As a general matter, income earned through a foreign or domestic partnership is attributed to its owners for United States federal income tax purposes. A holder of the Notes or the common stock that is a partnership, and the partners in such partnership, should consult their individual tax advisors regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the Notes (and the common stock).

Taxation of Interest

      Interest paid on the Notes generally will be included in a U.S. Holder’s gross income as ordinary income for United States federal income tax purposes at the time it is paid or accrued in accordance with the U.S. Holder’s regular method of accounting for United States federal income tax purposes.

      In general, if the terms of a debt instrument entitle a holder to receive payments other than fixed periodic interest that exceed the issue price of the instrument, the holder may be required to recognize additional interest as “original issue discount” over the term of the instrument. Further, if the amount or timing of any additional payments on a Note is contingent, the Note could be subject to special rules that apply to contingent debt instruments. These rules generally require a holder to accrue interest income at a rate higher than the stated interest rate on the Note and to treat as ordinary income, rather than capital gain, any gain realized on a sale, exchange or retirement of a Note before the resolution of the contingencies. In certain circumstances, holders of our Notes could receive payments in excess of stated principal or interest. If we do not comply with our obligations under the registration rights agreement, such non-compliance may result in the payment of predetermined additional amounts in the manner described in the section “Description of Notes — Registration Rights.” Under Treasury Regulations, the possibility of an additional payment under a Note may be disregarded for purposes of determining the amount of such interest or original issue discount income to be recognized by the holder in respect of such Note (or the timing of such recognition) if the likelihood of the payment, as of the date the Notes are issued, is a “remote” or “incidental” contingency. We do not believe that the Notes constitute contingent debt instruments and we intend to take the position for United States federal income tax purposes that any additional payments contemplated by the Notes should be taxable to you as ordinary interest income when received or accrued, in accordance with your method of tax accounting. This position is based in part on the assumption that as of the date of issuance of the Notes, the possibility that additional payments will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury Regulations. Our determination that such possibility is a remote or incidental contingency is binding on holders of the Notes unless such holders explicitly disclose to the IRS that they are taking a different position on their tax return for the year during which they acquire the Note. However, the IRS may take a contrary position from that described above, which could affect the timing and character of both each holder’s income from the Notes and our deduction with respect to additional payments under the Notes. In the event that we pay liquidated damages, the holders would be required to recognize additional interest income.

Market Discount

      A subsequent purchaser who buys a Note for less than its stated redemption price at maturity may be considered to have purchased the Note at a “market discount.” If the market discount is less than 0.25% of the stated redemption price of the Note at maturity multiplied by the number of complete years to maturity, then the market discount will be deemed to be zero.

      A U.S. Holder may elect to include market discount in income currently as it accrues. Any such election will apply to all market discount bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the Internal Revenue Service.

      If a U.S. Holder does not make an election to include market discount in income currently as it accrues, any principal amount received or gain realized by a U.S. Holder on the sale, exchange, retirement or other taxable disposition of a Note will be treated as ordinary income to the extent of any accrued market discount on the Note. Unless a U.S. holder irrevocably elects to accrue market discount under a constant-interest method, accrued market discount is the total market discount multiplied by a fraction, the numerator of which is the number of days the U.S. Holder has held the Note and the denominator of which is the number of days from the date the holder acquired the Note until its maturity. If a U.S. Holder exchanges or converts a Note into common stock in a transaction that is otherwise tax free, any accrued market discount will carry over and generally be recognized upon a disposition of the common stock.

      A U.S. Holder may be required to defer a portion of such holder’s interest deductions for the taxable year attributable to any indebtedness incurred or continued to purchase or carry a Note purchased with market discount. Any such deferred interest expense may not exceed the market discount that accrues during a taxable year and is, in general, allowed as a deduction not later than the year in which the market discount is includible in income. This interest expense deferral will not apply if a U.S. Holder makes an election to include market discount in income currently as it accrues.

Market Premium

      A subsequent purchaser who buys a Note for more than its stated redemption price at maturity generally will be considered to have purchased the Note at a “market premium.” If an election is made, the market premium may generally be amortized using a constant yield method, over the remaining term of the Note.

      Interest otherwise required to be included in income with respect to the Note during any tax year may be offset by the amount of any amortized market premium. An election to amortize market premium will apply to all market premium bonds acquired during or after the year for which the election is made, and the election may be terminated only with the consent of the Internal Revenue Service.

Sale, Exchange or Redemption of the Notes

      Each U.S. Holder generally will recognize gain or loss upon the sale, exchange (other than a conversion into common stock), redemption, retirement or other disposition of the Notes measured by the difference, if any, between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest) and (ii) such holder’s adjusted tax basis in the Notes. A holder’s tax basis in a Note will be, in general, the cost of the Note to the holder, increased by any accrued market discount and decreased by any principal payments received and any amortizable market premium accrued. Amounts attributable to accrued interest are taxed as described above under “— Taxation of Interest.”

      Gain or loss recognized as described above will generally be capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the Note has been held for more than twelve months at the time of the sale, exchange or redemption.

Conversion of the Notes

      If a U.S. Holder converts a Note or exchanges a Note in connection with a change of control and we deliver solely common stock (other than cash in lieu of a fractional share), such holder will generally not recognize gain or loss upon the conversion. A U.S. Holder’s tax basis in the common stock received on conversion of a Note will be the same as the U.S. Holder’s adjusted tax basis in the Note at the time of conversion (exclusive of any tax basis allocable to a fractional share) increased, for a cash method holder, by the amount of income recognized with respect to accrued interest. If cash is received in lieu of a fractional share upon conversion of a Note, the holder will be treated as having received the fractional share and as having immediately sold it for an amount equal to such cash. Accordingly, the receipt of cash in lieu of a fractional share will generally result in capital gain or loss, if any, measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share.

      If a U.S. Holder converts a Note or exchanges a Note in connection with a change in control, and we deliver solely cash in satisfaction of our obligation, as described under “Description of the Notes — Conversion Rights — Payment Upon Conversion” and “Description of the Notes — Repurchase of Notes at the Option of Holders Upon Change of Control”, such cash payment will be treated as a sale of the Note by the U.S. Holder as described above under “— Sale, Exchange or Redemption of the Notes.”

      If a U.S. Holder converts a Note or exchanges a Note in connection with a change in control, and we deliver a combination of shares of common stock and cash (and such cash is not merely received in lieu of a fractional share of common stock), as described under “Description of the Notes — Conversion Rights — Payment Upon Conversion” and “Description of the Notes — Repurchase of Notes at the Option of Holders Upon Change of Control,” the tax treatment to the holder is uncertain. A holder may be required to recognize any gain (but not loss) realized, but only to the extent such gain does not exceed the amount of cash received. In such case, a holder’s basis in the common stock received in the conversion (including any basis allocable to a fractional share) would be equal to such holder’s adjusted tax basis in the Note, reduced by any cash received in the conversion (other than any cash received in lieu of a fractional share) and increased by the amount of any gain recognized on the conversion (other than gain with respect to a fractional share) and, for a cash method holder, by the amount of income recognized with respect to such interest. Alternatively, the cash payment may be treated as proceeds from a sale of a portion of the Note, as described above under “— Sale, Exchange or Redemption of the Notes.” In such case, a holder’s basis in the Note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the Note that is treated as sold for cash. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion.

      The holding period for any common stock received in the conversion (including any fractional share treated as received) will include the holding period for the Note, except that the holding period of any common share received with respect to accrued interest will commence on the day after conversion.

Constructive Dividends on the Notes

      The conversion rate of the Notes is subject to adjustment under certain circumstances. Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits, if, and to the extent that certain adjustments in the conversion rate increase the proportionate interest of a holder of Notes in the fully diluted common stock, whether or not such holder ever exercises its conversion privilege. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing dilution in the interest of the holders of the Notes, however, generally will not be considered to result in a constructive dividend distribution. Certain of the possible adjustments to the conversion rate of the Notes, including, without limitation, adjustments in respect of taxable dividends to our stockholders, will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, U.S. Holders of the Notes may recognize income in the form of a constructive distribution even though they may not receive any cash or property. Moreover, if there is not a full adjustment to the conversion rate of the Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of our current and/or accumulated earnings and profits.

Dividends

      Distributions, if any, paid on the common stock, other than certain pro rata distributions of common stock, to the extent made out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, will be included in a U.S. Holder’s income as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) as they are paid. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common stock and thereafter as capital gain.

      In general, a dividend distribution to a corporate holder will qualify for the 70% dividends received deduction. The dividends-received deduction is subject to certain holding period, taxable income, and other limitations.

Sale of Common Stock

      Upon the sale or exchange of common stock, U.S. Holders generally will recognize capital gain or loss equal to the difference between the amount realized on such sale or exchange and the U.S. Holder’s adjusted tax basis in such common stock. Such gain or loss generally will be long-term capital gain or loss if the holder has held the common stock for more than twelve months. The deductibility of capital losses is subject to limitations. A holder’s basis and holding period in common stock received upon conversion of a Note are determined as discussed above under “— Conversion of the Notes.”

Information Reporting and Backup Withholding

      A U.S. Holder of Notes or common stock may be subject to “backup withholding” at a current rate of 30%, which rate presently is scheduled to be reduced periodically to 28% for payments made after December 31, 2005, with respect to certain “reportable payments,” including interest payments, dividend payments, proceeds from the disposition of the Notes or common stock to or through a broker and, under certain circumstances, principal payments on the Notes. These backup withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number (“TIN”) certified under penalties of perjury within a reasonable time after the request therefor, (ii) is notified by the IRS that it has failed to report properly interest or dividends, (iii) under certain circumstances, fails to provide a certified statement, signed under penalties of perjury, that the TIN furnished is the correct number and that such holder is not subject to backup withholding or (iv) if the IRS provides notification that the U.S. Holder has furnished us with an incorrect TIN. Backup withholding is not an additional tax and any amount withheld from a payment to a holder under the backup withholding rules will be allowed as a refund or credited against the holder’s federal income tax liability, provided that the required information is furnished to the IRS. Backup withholding will not apply, however, with respect to payments made to certain holders, including corporations and tax exempt organizations, provided their exemptions from backup withholding are properly established. A U.S. Holder will be eligible for an exemption from withholding by providing a properly completed IRS Form W-9 to us.

      We will report to the U.S. Holders of Notes and common stock and to the IRS the amount of our “reportable payments” for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Non-U.S. Holders

      The rules governing United States federal income taxation of a Non-U.S. Holder of Notes are complex, and we have provided only a summary of such rules. Special rules may apply to certain Non-U.S. Holders such as “controlled foreign corporations,” “passive foreign investment companies” and “foreign personal holding companies.” Non-U.S. Holders should consult with their own tax advisors to determine the effect of federal, state, local and foreign income tax laws, as well as treaties, with regard to an investment in the Notes, including any reporting requirements.

      The following discussion is limited to the United States federal income tax consequences relevant to a Non-U.S. Holder (as defined above). For purposes of withholding tax on interest and dividends discussed below, a Non-U.S. Holder includes a nonresident fiduciary of an estate or trust. In addition, for purposes of the following discussion, interest, dividends and gain on the sale, exchange or other disposition of a Note or common stock will be considered to be “U.S. trade or business income” if such income or gain is (i) effectively connected with the conduct of a trade or business in the United States or (ii) in the case of a Non-U.S. Holder eligible for the benefits of an applicable bilateral income tax treaty, attributable to a permanent establishment (or, in the case of an individual, a fixed base) in the United States.

Taxation of Interest

      Generally any interest paid to a Non-U.S. Holder of a Note that is not U.S. trade or business income will not be subject to United States federal income tax or withholding if the interest qualifies as “portfolio interest.” In general, interest on the Notes will qualify as portfolio interest if (i) the Non-U.S. Holder does not actually or constructively own ten percent or more of the total voting power of all of our voting stock and is not a “controlled foreign corporation” with respect to which we are a “related person” within the meaning of the applicable provisions of the Code and (ii) the withholding agent receives a qualifying statement that the owner is not a United States resident and does not have actual knowledge or reason to know otherwise. To satisfy the qualifying statement requirements referred to in clause (ii) above, the beneficial owner of a Note must provide a properly executed IRS Form W-8BEN (or appropriate substitute form) prior to payment of interest.

      The gross amount of payments of interest to a Non-U.S. Holder of interest that do not qualify for the portfolio interest exemption and that are not U.S. trade or business income will be subject to United States federal withholding tax at the rate of 30%, unless a bilateral income tax treaty applies to reduce or eliminate withholding. U.S. trade or business income will be taxed on a net income basis in the same manner as if the Non-U.S. Holder were a U.S. person as defined under the Code, and will not be subject to withholding at the 30% or treaty-reduced gross rate. In the case of a Non-U.S. Holder that is a corporation, such U.S. trade or business income also may be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income) at a 30% (or, if applicable, treaty-reduced) rate. To claim the benefit of a tax treaty or to claim exemption from withholding because the income is U.S. trade or business income, the Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of interest. In addition, a Non-U.S. Holder may under certain circumstances be required to obtain a United States taxpayer identification number and make certain certifications to us. Special procedures are provided for payments through qualified intermediaries. A Non-U.S. Holder of a Note that is eligible for a reduced rate of withholding tax pursuant to an applicable income tax treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for refund with the IRS.

Taxation of Dividends

      In general, dividends (including deemed dividends paid on the Notes, as discussed above under “Constructive Dividends on the Notes”) paid to a Non-U.S. Holder of common stock will be subject to withholding of United States federal income tax at a 30% rate unless such rate is reduced by an applicable income tax treaty.

      Dividends that are U.S. trade or business income generally are subject to United States federal income tax at regular income tax rates, and generally are not subject to the 30% withholding tax or treaty-reduced rate if the Non-U.S. Holder files the appropriate form with the payor, as discussed directly above under “— Taxation of Interest”. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may, under certain circumstances, be subject to an additional “branch profits tax” at a 30% (or, if applicable, treaty-reduced) rate. A Non-U.S. Holder of common stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-U.S. Holder of common stock that is eligible for a reduced rate of withholding tax pursuant to an applicable income treaty may obtain a refund of amounts withheld at a higher rate by filing an appropriate claim for refund with the IRS.

Conversion of the Notes

      If a Non-U.S. Holder converts a Note or exchanges a Note in connection with a change in control and we deliver solely common stock, such conversion will generally not be a taxable event. To the extent a Non-U.S. Holder receives cash upon conversion of a Note or exchange of a Note in connection with a change in control, such Non-U.S. Holder will be taxed as described below under “— Sale, Exchange or Redemption of Notes or Common Stock.”

Sale, Exchange or Redemption of Notes or Common Stock

      Except as described below and subject to the discussion concerning backup withholding below, any gain realized by a Non-U.S. Holder on the sale, exchange or redemption of a Note or common stock generally will not be subject to United States federal income tax unless (i) such gain is U.S. trade or business income,

(ii) subject to certain exceptions, the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, (iii) the Non-U.S. Holder is subject to tax pursuant to the provisions of United States federal tax law applicable to certain United States expatriates (including certain former citizens or residents of the United States), or (iv) we are or have been, at any time within the shorter of the five-year period preceding such sale or other disposition or the period such holder held the common stock or Note, a “United States real property holding corporation” within the meaning of Section 897 of the Code and certain other conditions are met. We do not believe that we currently are a “United States real property holding corporation” within the meaning of Section 897 of the Code, or that we will become one in the future.

Information Reporting and Backup Withholding

      Generally, we must report annually to the IRS and to each Non-U.S. Holder any interest or dividend that is subject to federal withholding tax, or that is exempt from federal withholding tax pursuant to an applicable tax treaty, or any payments of portfolio interest. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, we will have to report to the IRS payments of principal.

      Information reporting and backup withholding of United States federal income tax at a current rate of 30%, which rate presently is scheduled to be reduced periodically to 28% for payments made after December 31, 2005, generally may apply to payments made by us or any agent of ours to Non-U.S. Holders if the payee fails to make the appropriate certification that the holder is not a United States person or if we or our paying agent has actual knowledge that the payee is a United States person.

      The payment of the proceeds from the disposition of the Notes or common stock to or through the United States office of any broker, foreign or domestic, will be subject to information reporting and possible backup withholding unless the owner certifies as to its Non-U.S. Holder status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge that the holder is a United States person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of a Note or common stock to or through a non-United States office of a non-United States broker that is not a United States related person generally will not be subject to backup withholding. The payment of proceeds from the disposition of a Note or common stock through the foreign office of a broker that is either a United States person or a U.S. related person (as defined below) will be subject to information reporting, but not backup withholding, unless such broker has documentary evidence in its files of the Non-U.S. Holder’s foreign status and certain other conditions are met or you otherwise establish an exemption. Both backup withholding and information reporting will apply to the proceeds of such dispositions if the broker has actual knowledge that the payee is a U.S. Holder. A U.S. related person is (i) a “controlled foreign corporation” for United States tax purposes, (ii) a foreign person 50% or more of whose gross income from all sources for certain periods is effectively connected with a United States trade or business or (iii) a foreign partnership, if at any time during its tax year, one or more of its partners are United States persons (as defined in Treasury Regulations under the Code) who in the aggregate hold more than 50% of the income or capital interest in the partnership or if, at any time during its tax year, such foreign partnership is engaged in a United States trade or business.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder’s United States federal income tax liability, provided that the requisite procedures are followed.

U.S. Federal Estate Tax

      The U.S. federal estate tax will not apply to Notes owned by an individual who is not a citizen or resident of the United States at the time of his or her death, provided that (1) the individual does not actually or constructively own 10% or more of the total combined voting power of our stock entitled to vote and (2) interest on the Note would not have been, if received at the time of death, effectively connected with the conduct of a trade or business in the United States by such individual. However, common stock held by a decedent at the time of his or her death will be included in such Holder’s gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise. Noteholders that are individuals should be aware that there have been recent amendments to the U.S. federal estate tax rules, and such holders should consult with their own tax advisors with regard to an investment in the Notes and the common stock.

      THE PRECEDING DISCUSSION OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE NOTES AND THE COMMON STOCK INTO WHICH THE NOTES MAY BE CONVERTED OR FOR WHICH THE NOTES MAY BE EXCHANGED, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

      We originally issued the Notes offered by the selling securityholders hereby in a private placement in May 2003. The initial purchasers of the Notes resold them to persons they reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act in transactions exempt from the registration requirements of the Securities Act. The selling securityholders, which term as used in the prospectus includes the initial purchasers’ transferees, pledges, donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the Notes and common stock issued upon conversion of the Notes.

      The following table sets forth information, unless otherwise noted, as of September 26, 2003, with respect to the selling securityholders and the respective principal amounts of Notes and common stock that each selling securityholder beneficially owns that may be offered pursuant to this prospectus. Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to the securities. We have obtained this information from the selling securityholders. Unless otherwise indicated, none of the selling securityholders has, or within the past three years has had, any position, office, or other material relationship with us or any of our predecessors or affiliates. Because the selling securityholders may offer all or some portion of the Notes or the common stock issuable upon conversion of the Notes pursuant to this prospectus, no estimate can be given to us as to the amount of the Notes or the common stock issuable upon conversion of the Notes that will be held by the selling securityholders upon termination of any particular offering. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their Notes since the date on which they provided the information regarding their Notes in transactions exempt from the registration requirements of the Securities Act. Information concerning the selling securityholders may change from time to time and, if necessary, we will supplement this prospectus accordingly.

      The number of shares of common stock shown in the table set forth below assumes the conversion of the full amount of Notes held by such holder at the initial conversion rate of 81.5494 shares per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” Accordingly, the number of shares of common stock may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes. Cash will be paid instead of fractional shares, if any.

	Principal Amount of Notes		Number of Shares of Common Stock

					Common
					Stock
					Beneficially
	Beneficially		Common Stock		Owned
	Owned and	Percentage	Beneficially Owned		Following
	Offered	of Notes	Prior to	Common Stock	the
Selling Securityholder(1)	Hereby(1)	Outstanding	Conversion(1)(2)	Offered Hereby	Offering(3)

1976 Distribution Turst FBO A.R. Lauder/ Zinterhofer(4)	4,000	*	326	326	0
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer (4)	3,000	*	244	244	0
Advent Claymore Conv Secs & Incm(4)	6,350,000	2.8%	517,838	517,838	0
Advent Convertible Master (Cayman) L.P.(4)	11,050,000	4.8%	901,120	901,120	0
AIG/ National Union Fire Insurance(5)	290,000	*	23,649	23,649	0
Akela Capital Master Fund, Ltd.(6)	7,000,000	3.0%	570,845	570,845	0
Alcon Laboratories(4)	217,000	*	17,696	17,696	0
Allentown City Firefighters Pension Plan(4)	6,000	*	489	489	0
Allentown City Officers & Employees Pension Fund(4)	9,000	*	733	733	0
Allentown City Police Pension Plan(4)	11,000	*	897	897	0

	Principal Amount of Notes		Number of Shares of Common Stock

					Common
					Stock
					Beneficially
	Beneficially		Common Stock		Owned
	Owned and	Percentage	Beneficially Owned		Following
	Offered	of Notes	Prior to	Common Stock	the
Selling Securityholder(1)	Hereby(1)	Outstanding	Conversion(1)(2)	Offered Hereby	Offering(3)

Allstate Insurance Company(7),(8)	500,000	*	40,774	40,774	0
Alpha US Sub Fund 4 LLC(4)	483,000	*	39,388	39,388	0
American Skandia Trust(30)	260,000	*	21,202	21,202	0
Arapahoe County Colorado(4)	26,000	*	2,120	2,120	0
Arbitex Master Fund, L.P.(8),(25)	5,000,000	2.2%	407,747	407,747	0
Argent Classic Convertible Arbitrage Fund, LP(9)	1,600,000	*	130,479	130,479	0
Argent Low Lev Convertible Arbitrage Fund LLC(9)	400,000	*	32,619	32,619	0
Arkansas PERS(5)	645,000	*	52,599	52,599	0
Arlington County Employees Retirement System(4)	374,000	*	30,499	30,499	0
Asante Health Systems(4)	46,000	*	3,751	3,751	0
Attorneys Title Insurance Fund(5)	65,000	*	5,300	5,300	0
B.C. McCabe Foundation(30)	215,000	*	17,533	17,533	0
Banc of America Securities, LLC(10),(11)	6,117,000	2.7%	498,837	498,837	0
Bank of America Pension Plan(12)	2,000,000	*	163,098	163,098	0
Barclays Global Investors Ltd.(12)	500,000	*	40,774	40,774	0
BBT Fund, L.P.(13)	5,000,000	2.2%	407,747	407,747	0
Boilermakers Blacksmith Pension Trust(5)	815,000	*	66,462	66,462	0
BP Amoco PLC Master Trust(14)	223,000	*	18,185	18,185	0
British Virgin Islands Social Security Board(4)	49,000	*	3,995	3,995	0
City and County of San Francisco Retirement System(4)	826,000	*	67,359	67,359	0
City of New Orleans(4)	114,000	*	9,296	9,296	0
City University of New York(4)	84,000	*	6,850	6,850	0
Concentrated Alpha Partners, L.P.(13)	2,000,000	*	163,098	163,098	0
Consulting Group Capital Market Funds(12)	1,000,000	*	81,549	81,549	0
Credit Suisse First Boston Europe Limited(8),(15)	3,500,000	1.5%	285,422	285,422	0
DBAG London(8),(26)	2,000,000	*	163,098	163,098	0
Delaware PERS(5)	915,000	*	74,617	74,617	0
Delaware Public Employees Retirement System(4)	867,000	*	70,703	70,703	0
Delta Airlines Master Trust(5)	380,000	*	30,988	30,988	0
Deutsche Bank Securities Inc.(16)	5,500,000	2.4%	448,521	448,521	0
Duke Endowment(5)	160,000	*	13,047	13,047	0
Durango Investments, L.P.(17)	2,000,000	*	163,098	163,098	0

	Principal Amount of Notes		Number of Shares of Common Stock

					Common
					Stock
					Beneficially
	Beneficially		Common Stock		Owned
	Owned and	Percentage	Beneficially Owned		Following
	Offered	of Notes	Prior to	Common Stock	the
Selling Securityholder(1)	Hereby(1)	Outstanding	Conversion(1)(2)	Offered Hereby	Offering(3)

Fore Convertible Masterfund Ltd.(31)	10,000,000	4.3%	815,494	815,494	0
Froley Revy Investment Convertible Security Fund	95,000	*	7,747	7,747	0
Fuji U.S. Income Open(30)	325,000	*	26,503	26,503	0
General Motors Welfare Benefit Trust(12)	1,000,000	*	81,549	81,549	0
GMAM Group Pension Trust(12)	1,000,000	*	81,549	81,549	0
Goede U.S. Convertible Arbitrage Fund, a series of Goede Investors, LLC(31)	3,000,000	1.3%	244,648	244,648	0
Grady Hospital Foundation(4)	74,000	*	6,034	6,034	0
Guggenheim Portfolio Company VIII, LLC(33)	1,000,000	*	81,549	81,540	0
Hfr Arbitrage Fund(4)	546,000	*	44,525	44,525	0
HFR CA Select Fund(29)	500,000	*	40,774	40,774	0
HFR TQA Master Trust c/o TQA Investors, LLC(18)	149,000	*	12,150	12,150	0
Hotel Union & Hotel Industry of Hawaii Pension Plan(14)	98,000	*	7,991	7,991	0
ICI American Holdings Trust(5)	210,000	*	17,125	17,125	0
Jefferies & Company Inc.(14),(16)	4,000	*	326	326	0
John Deere Pension Trust(12)	1,000,000	*	81,549	81,549	0
KeySpan Foundation(30)	40,000	*	3,261	3,261	0
Laurel Ridge Capital, LP(27)	1,000,000	*	81,549	81,549	0
LDG Limited(18)	180,000	*	14,678	14,678	0
Lexington Vantage Fund, Ltd. c/o TQA Investors, LLC(18)	29,000	*	2,364	2,364	0
Lord Abbett Bond Debenture Fund(30)	6,000,000	2.6%	489,296	489,296	0
Lord Abbett Series Fund, Inc. America’s Value(30)	10,000	*	815	815	0
Lord Abbett Series Fund, Inc. Bond Debenture(30)	60,000	*	4,892	4,892	0
Lyxor(4)	1,318,000	*	107,482	107,482	0
Lyxor Master Fund(9)	300,000	*	24,464	24,464	0
Man Mac 1 Limited(34)	534,000	*	43,547	43,547	0
Met Investors Bond Debenture Fund(30)	730,000	*	59,531	59,531	0
Met Investors Series Tr. America’s Value Portfolio(30)	10,000	*	815	815	0
Municipal Employees(4)	134,000	*	10,927	10,927	0
National Fuel Gas Company Retirement Plan(30)	160,000	*	13,047	13,047	0
New Orleans Firefighters Pension/ Relief Fund(4)	76,000	*	6,197	6,197	0

	Principal Amount of Notes		Number of Shares of Common Stock

					Common
					Stock
					Beneficially
	Beneficially		Common Stock		Owned
	Owned and	Percentage	Beneficially Owned		Following
	Offered	of Notes	Prior to	Common Stock	the
Selling Securityholder(1)	Hereby(1)	Outstanding	Conversion(1)(2)	Offered Hereby	Offering(3)

Nuveen Preferred & Convertible Income Fund JPC	2,625,000	1.1%	214,067	214,067	0
Nuveen Preferred & Convertible Income Fund JQC	3,815,000	1.7%	311,110	311,110	0
Occidental Petroleum Corporation(4)	148,000	*	12,069	12,069	0
Oxford, Lord Abbett & Co.(30)	1,875,000	*	152,905	152,905	0
Phoenix Lord Abbett Bond Debenture Fund(30)	40,000	*	3,261	3,261	0
Pioneer High Yield Fund(8)	16,300,000	7.1%	1,329,255	1,329,255	0
Pioneer High Yield VCT Portfolio(8)	700,000	*	57,084	57,084	0
Pioneer U.S. High Yield Corp. Bond Sub Fund(8)	1,000,000	*	81,549	81,549	0
Pro-mutual(4)	420,000	*	34,250	34,250	0
PRS Convertible Arbitrage Master Fund L.P.(28)	1,500,000	*	122,324	122,324	0
Prudential Insurance Co. of America(5)	55,000	*	4,485	4,485	0
Quantum Partners LDC(19)	1,000,000	*	81,549	81,549	0
Quest Global Convertible Master Fund Ltd.(20)	1,000,000	*	81,549	81,549	0
Retail Clerks Pension Trust(12)	1,000,000	*	81,549	81,549	0
S.A.C. Capital Associates, LLC(21)	1,000,000	*	81,549	81,549	0
San Diego County Employee Retirement Association(29)	1,000,000	*	81,549	81,549	0
Southern Farm Bureau Life Insurance(5)	480,000	*	39,143	39,143	0
Sphinx Convertible Arb Fund SPC(14)	78,000	*	6,360	6,360	0
Sphinx Fund c/o TQA Investors, LLC(18)	34,000	*	2,772	2,772	0
St. Albans Partners Ltd.(12)	4,000,000	1.7%	326,197	326,197	0
State of Maryland Retirement Agency(4)	1,791,000	*	146,054	146,054	0
State of Oregon — Equity(5)	2,885,000	1.3%	235,270	235,270	0
Syngenta AG(5)	155,000	*	12,640	12,640	0
Tag Associates(4)	103,000	*	8,399	8,399	0
TD Securities (USA) Inc.(35)	6,000,000	2.6%	489,296	489,296	0
The Grable Foundation(4)	50,000	*	4,077	4,077	0
Total Fina Elf Finance U.S.A., Inc.(30)	150,000	*	12,232	12,232	0
TQA Master Fund, Ltd.(18)	1,621,000	*	132,191	132,191	0
TQA Master Plus Fund, Ltd.(18)	1,173,000	*	95,657	95,657	0
Trustmark Insurance(4)	192,000	*	15,657	15,657	0
UBS O’Connor LLC f/b/o O’Connor Global Convertible Portfolio(22)	100,000	*	8,154	8,154	0

	Principal Amount of Notes		Number of Shares of Common Stock

					Common
					Stock
					Beneficially
	Beneficially		Common Stock		Owned
	Owned and	Percentage	Beneficially Owned		Following
	Offered	of Notes	Prior to	Common Stock	the
Selling Securityholder(1)	Hereby(1)	Outstanding	Conversion(1)(2)	Offered Hereby	Offering(3)

UBS O’Connor LLC f/b/o O’Connor Global Convertible Arbitrage Master Ltd.(22)	2,900,000	1.3%	236,493	236,493	0
Viacom Inc. Pension Plan Master Trust(14)	7,000	*	570	570	0
Wilmington Trust Co. as Owner & Trustee for the Forestal Funding Master Trust(23)	5,000,000	2.2%	407,747	407,747	0
Windmill Master, LP(24)	2,000,000	*	163,098	163,098	0
Xavex Convertible Arbitrage 10 Fund(9)	400,000	*	32,619	32,619	0
Xavex Convertible Arbitrage 2 Fund(9)	300,000	*	24,464	24,464	0
Xavex Convertible Arbitrage 7 Fund c/o TQA Investors, LLC(18)	379,000	*	30,907	30,907	0
Yield Strategies Fund I, L.P.(12)	2,000,000	*	163,098	163,098	0
Zazove Convertible Arbitrage Fund, L.P.(29)	5,000,000	2.2%	407,747	407,747	0
Zazove Hedged Convertible Fund, L.P.(29)	2,000,000	*	163,098	163,098	0
Zazove Income Fund, L.P.(29)	1,000,000	*	81,549	81,549	0
Zeneca Holdings Trust(5)	300,000	*	24,464	24,464	0
Zurich Institutional Benchmark Master Fund LTD(9)	100,000	*	8,154	8,154	0
Zurich Institutional Benchmark Master Fund Ltd.(14)	590,000	*	48,114	48,114	0
Zurich Institutional Benchmark Master Fund Ltd.(29)	1,000,000	*	81,549	81,549	0
Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC(18)	214,000	*	17,451	17,451	0
All other holders of Notes or future transferees, pledgees, donees or successors of any such holder(36),(37)	56,334,000	24.5%	4,594,003	4,594,003	0
Total:	230,000,000	100.0%	18,756,298	18,756,298	0

*	Less than 1.0%.

(1)	Information concerning the selling securityholders may change from time to time. Any such changed information will be set forth in supplements to this prospectus, if and when required.

(2)	Assumes conversion at the initial conversion rate of 81.5494 shares per $1,000 principal amount of the Notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion Rights.” Accordingly, the number of shares of common stock beneficially owned by a selling securityholder may increase or decrease from time to time. Under the terms of the Indenture, fractional shares will not be issued upon conversion of the Notes. Cash will be paid instead of fractional shares, if any.

(3)	Assumes sale, transfer or other disposition of all common stock issuable upon conversion of the Notes.

(4)	This selling securityholder is a non-public entity. Paul Leutronica has voting and investment control over the securities that this selling securityholder beneficially owns.

(5)	This selling securityholder is a non-public entity. Ann Houlihan has voting and investment control over the securities that this selling securityholder beneficially owns.

(6)	This selling securityholder is a non-public entity. Anthony B. Bosco has voting and investment control over the securities that this selling securityholder beneficially owns.

(7)	This selling securityholder is a non-public entity. The Allstate Corporation, a public entity, has voting and investment control over the securities that this selling securityholder beneficially owns.

(8)	This selling securityholder is an affiliate of a registered broker-dealer. This selling securityholder purchased the securities with the expectation of reselling the securities in the ordinary course of business. This selling securityholder did not have an agreement or understanding, directly or indirectly, with any person to distribute the securities at the time it purchased the securities.

(9)	This selling securityholder is a non-public entity. Bruce McMahan, Saul Schwartzman and John Gordon have voting and investment control over the securities that this selling securityholder beneficially owns.

(10)	This selling securityholder is a non-public entity and a subsidiary of Bank of America Corp., a public entity, which has voting and investment control over the securities that this selling securityholder beneficially owns.

(11)	Banc of America Securities, LLC is a registered broker-dealer who acquired the securities in the ordinary course of business. The securities were neither acquired as compensation for underwriting/ broker-dealer activities nor for investment purposes.

(12)	This selling securityholder is a non-public entity. Alex Lach has voting and investment control over the securities that this selling securityholder beneficially owns.

(13)	This selling securityholder is a non-public entity. Brian McVeigh has voting and investment control over the securities that this selling securityholder beneficially owns.

(14)	This selling securityholder is a non-public entity. SSI Investment Management has voting and investment control over the securities that this selling securityholder beneficially owns. The primary shareholders of SSI Investment Management are John Gottfurcht, George Douglas and Amy Jo Gottfurcht.

(15)	This selling securityholder is a non-public entity. David Clarkson has voting and investment control over the securities that this selling securityholder beneficially owns.

(16)	Deutsche Bank Securities Inc. and Jeffries & Company Inc. are each registered broker-dealer who acquired the securities for investment purposes, and accordingly, are underwriters. Please see the discussion under “Plan of Distribution” for the required disclosure regarding the foregoing broker-dealer.

(17)	This selling securityholder is a non-public entity. Scott Rand, senior portfolio manager, has voting and investment control over the securities that this selling securityholder beneficially owns.

(18)	This selling securityholder is a non-public entity. Robert Butman, John Idone, Paul Bucci, George Esser and Bart Tesoriero of TQA Investors, LLC have voting and investment control over the securities that this selling securityholder beneficially owns.

(19)	This selling securityholder is a non-public entity. Cynthia Paul has voting and investment control over the securities that this selling securityholder beneficially owns.

(20)	This selling securityholder is a non-public entity. James Doolin and Frank Campana have voting and investment control over the securities that this selling securityholder beneficially owns.

(21)	This selling securityholder is a non-public entity. Steven A. Cohen controls S.A.C. Capital Associates, LLC and S.A.C. Capital Management, LLC, which share voting and investment control over the securities that this selling securityholder beneficially owns. Steven A. Cohen, S.A.C. Capital Associates,

LLC and S.A.C. Capital Management, LLC disclaim beneficial ownership of the securities or this selling securityholder.

(22)	This selling securityholder is a non-public entity and a subsidiary of UBS AG, a public entity, and has voting and investment control over the securities that this selling securityholder beneficially owns.

(23)	This selling securityholder is a non-public entity. Mary Kay Pupillo has voting and investment control over the securities that this selling securityholder beneficially owns.

(24)	This selling securityholder is a non-public entity. Joseph W. Haleski, investment manager, has voting and investment control over the securities that this selling securityholder beneficially owns.

(25)	This selling securityholder is a non-public entity. Clark Hunt, Jonathan Bren and Ken Tanabaum have voting and investment control over the securities that this selling securityholder beneficially owns.

(26)	This selling securityholder is a non-public entity. Dan Azzi has voting and investment control over the securities that this selling securityholder beneficially owns.

(27)	This selling securityholder is a non-public entity. Van Nguyen, John Iquizzi, Andrew Mitchell, Nathaniel Newlin, Timothy Walton and Venkatesh Reddy have voting and investment control over the securities that this selling securityholder beneficially owns.

(28)	This selling securityholder is a non-public entity. Jonathan G. Arnold has voting and investment control over the securities that this selling securityholder beneficially owns.

(29)	This selling securityholder is a non-public entity. Gene T. Pretti has voting and investment control over the securities that this selling securityholder beneficially owns.

(30)	This selling securityholder is a non-public entity. Lord Abbett Convertible Managers/ Maren Lindstrom have voting and investment control over the securities that this selling securityholder beneficially owns.

(31)	This selling securityholder is a non-public entity. Bisys Group Inc, a public entity, has voting and investment control over the securities that this selling securityholder beneficially owns.

(32)	This selling securityholder is a non-public entity. Jacques Perold, President of Geode Capital Management, has voting and investment control over the securities that this selling securityholder beneficially owns.

(33)	This selling securityholder is a non-public entity. Loren Katzovitz, Kevin Felix and Patrick Hughes have voting and investment control over the securities that this selling securityholder beneficially owns.

(34)	This selling securityholder is a non-public entity. Albany Management Company Limited and Man Holdings Limited share ownership of Man-Diversified Fund II Ltd., which has voting and investment control over the securities that this selling securityholder beneficially owns. The registered shareholder of Albany Management Company Limited is Argonaut Limited, a Bermuda company which is controlled by Michael Collins, a resident of Bermuda. Man Holdings Limited is a subsidiary of Man Group plc, a public company listed on the London Stock Exchange.

(35)	This selling securityholder is a non-public entity. The Toronto Dominion Bank, a public entity, has voting and investment control over the securities that this selling securityholder beneficially owns.

(36)	Only those selling securityholders specifically identified in the Selling Securityholders Table may sell their securities pursuant to this prospectus. Information concerning other selling securityholders will be set forth in post-effective amendments to the registration statement of which this prospectus forms a part from time to time, if and when required.

(37)	Assumes that any other holders of Notes or any future transferee from any such holder does not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

PLAN OF DISTRIBUTION

      We are registering for resale the Notes and the shares of common stock issuable upon conversion of the Notes on behalf of the selling securityholders, a list of whom is set forth in this prospectus under “Selling Securityholders,” or pledgees, donees, transferees or other successors in interest that receive those shares as a gift, partnership distribution or other non-sale related transfer, referred to in this prospectus as the selling securityholders. We will receive no proceeds from this offering.

      The selling securityholders may sell the Notes or shares of common stock issuable upon conversion of the Notes from time to time, if at all, as follows:

•	to or through underwriters, brokers or dealers;

•	directly to one or more other purchasers;

•	through agents on a best-efforts basis; or

•	otherwise through a combination of any of these methods of sale.

      If a selling securityholder sells Notes or shares of common stock issuable upon conversion of the Notes through underwriters, dealers, brokers or agents, those underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder and/or the purchasers of the Notes or shares of common stock issuable upon conversion of the Notes.

      The Notes and shares of common stock issuable upon conversion of the Notes may be sold from time to time:

•	in one or more transactions at a fixed price or prices, which may be changed;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices;

•	at varying prices determined at the time of sale; or

•	at negotiated prices.

      These sales may be effected in transactions:

•	on any national securities exchange or quotation service on which the Notes or our common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in block transactions in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	in transactions otherwise than on exchanges or services or in the over-the-counter market;

•	through the writing of options; or

•	through other types of transactions.

      In connection with sales of the Notes or common stock issuable upon conversion of the Notes or otherwise, the selling securityholders may enter into hedging transactions with brokers-dealers or others, who may in turn engage in short sales of the Notes or common stock issuable upon conversion of the Notes in the course of hedging the positions they assume. The selling securityholders may pledge or grant a security interest in some or all of the Notes or common stock issuable upon conversion of the Notes and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the Notes or common stock issuable upon conversion of the Notes from time to time pursuant to this prospectus. The selling securityholders also may transfer and donate Notes or shares of common stock issuable upon conversion of the Notes in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholders for purposes of this prospectus. The selling securityholders may sell short our common stock and may deliver this prospectus in connection with short sales and use the shares of common stock covered by the prospectus to cover short sales. In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 or any other available exemption from registration under the Securities Act may be sold under Rule 144 or another available exemption.

      Our common stock trades on the New York Stock Exchange under the symbol “MXO”. Although the Notes are eligible for trading in the PORTAL market, we do not intend to apply for listing of the Notes on any securities exchange or for inclusion of the Notes in any automated quotation system. Accordingly, no assurance can be given as to the development of liquidity or any trading market for the Notes. See “Risk Factors — Risks Relating to the Notes.”

      At the time a particular offering of Notes or shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers. To our knowledge, there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares offered hereby.

      Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act and any profits on the sale of the shares of common stock by them and any discounts commissions or concessions received by any underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. The selling securityholders and any other person participating in such distribution will also be subject to the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of the Notes and the common stock issuable upon conversion of the Notes by the selling securityholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of the Notes and the common stock issuable upon conversion of the Notes to engage in market-making activities with respect to the particular Notes and the common stock issuable upon conversion of the Notes being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the Notes and the common stock issuable upon conversion of the Notes and the ability of any person or entity to engage in market-making activities with respect to the Notes and the common stock issuable upon conversion of the Notes.

      The selling securityholders will be responsible for any fees, disbursements and expenses of any counsel for the selling securityholders. All other expenses incurred in connection with the registration of the shares, including printer’s and accounting fees and the fees, disbursements and expenses of our counsel will be borne by us. Commissions and discounts, if any, attributable to the sales of the Notes and shares of common stock will be borne by the selling securityholders. The selling securityholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the Notes and shares of common stock against certain liabilities, including liabilities arising under the Securities Act.

      We and the selling securityholders will be indemnified by the other against liabilities under the Securities Act or will be entitled to contribution in connection with these liabilities.

      We have undertaken to keep the registration statement of which this prospectus constitutes a part effective until the earliest of (1) two years after the last date of original issue of any of the Notes, (2) the date when the holders of the Notes and the common stock issuable upon conversion of the Notes are able to sell all such securities immediately pursuant to Rule 144(k) under the Securities Act, or (3) the date when all of the Notes and the common stock issuable upon conversion of the Notes are disposed of pursuant to the shelf registration statement or Rule 144 under the Securities Act or any similar provision then in effect. After this period, if we choose not to maintain the effectiveness of the registration statement of which this prospectus constitutes a part, the securities offered hereby may not be sold, pledged, transferred or assigned, except in a transaction which is exempt under the provisions of the Securities Act.

LEGAL MATTERS

      The validity of the Notes and shares of common stock issued upon conversion of the Notes will be passed upon for us by Gray Cary Ware & Freidenrich LLP, Palo Alto, California.

EXPERTS

      The financial statements of Maxtor Corporation incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 28, 2002 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The combined financial statements of the Hard Disk Drive Group of Quantum Corporation as of March 31, 2001 and 2000, and for each of the three years in the period ended March 31, 2001 appearing in Maxtor Corporation’s Current Report on Form 8-K dated August 28, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or can be found free of charge on our website at http://www.maxtor.com. Except as described below, information contained in our website is neither incorporated into nor a part of this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

      This prospectus is part of a registration statement we have filed with the SEC relating to the Notes and the common stock issuable upon conversion of the Notes. As permitted by SEC rules, this prospectus does not contain all of the information we have included in the registration statement and the accompanying exhibits and schedules we file with the SEC. You may refer to the registration statement, the exhibits and the schedules for more information about us and our securities. The registration statement, exhibits and schedules are available at the SEC’s public reference room or through its Internet site.

      We are incorporating by reference information we file with the SEC, which means that we are disclosing important information to you by referring you to those documents. The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC automatically will update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering by the selling securityholders is complete:

•	Annual Report on Form 10-K for the fiscal year ended December 28, 2002;

•	Definitive Proxy Statement on Schedule 14A, filed April 9, 2003;

•	Quarterly Reports on Form 10-Q for the quarters ended March 29, 2003 and June 28, 2003;

•	Exhibit 99.5 of Current Report on Form 8-K, filed August 28, 2001; and

•	The description of our common stock contained in a registration statement on Form 8-A, filed April 12, 2001.

      Any statement contained in a document that is incorporated by reference herein will be modified or superseded for all purposes to the extent that a statement contained in this prospectus (or in any other document that is subsequently filed with the SEC and incorporated by reference herein) modifies or is contrary to that previous statement. Any statement so modified or superseded will not be deemed a part of this prospectus except as so modified or superseded.

      We will provide to each person to whom a copy of this prospectus is delivered, including beneficial owners of the Notes, a copy of any or all of the documents or information that have been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this at no cost to the requestor upon written or oral request addressed to Maxtor Corporation, 500 McCarthy Boulevard, Milpitas, California 95035, attention: Director of Investor Relations (telephone: 408-894-5000).

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered hereunder. Except for the SEC registration fee, all amounts are estimates.

SEC Registration Fee	$18,607
Legal Fees and Expenses	30,000
Accounting Fees and Expenses	68,000
Printing Expenses	50,000
Miscellaneous Expenses	3,500

Total	$170,107

Item 15.	Indemnification of Officers and Directors

      Section 145 of the Delaware General Corporation Law permits indemnification of officers, directors, and other corporate agents under certain circumstances and subject to certain limitations. Our restated certificate of incorporation and amended and restated bylaws provide that we shall indemnify our directors, officers, employees, and agents to the full extent permitted by Delaware law. The restated certificate of incorporation and amended and restated bylaws further provide that we may indemnify directors, officers, employees, and agents in circumstances in which indemnification is otherwise discretionary under Delaware law. In addition, we entered into separate indemnification agreements with our directors and officers which would require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status or service (other than liabilities arising from willful misconduct of a culpable nature) and to maintain directors’ and officer’s liability insurance, if available on reasonable terms.

      These indemnification provisions and the indemnification agreements that we have entered into with our officers and directors may be sufficiently broad to permit indemnification of our officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

      We have a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

      At present, there is no pending litigation or proceeding involving any of our directors, officers, employees or other agents in which indemnification is being sought. We are not aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

Item 16.	Exhibits.

Number	Description

3.1(1)	Certificate of Merger and Restated Certificate of Incorporation
3.2(2)	Amended and Restated Bylaws of Registrant, dated March 12, 2001
4.1(3)	Indenture between Registrant and U.S. Bank National Association, dated May 7, 2003
4.2(3)	Registration Rights Agreement between Registrant, Banc of America Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 7, 2003
5.1*	Opinion of Gray Cary Ware & Freidenrich LLP
10.1*	U.S. $100,000,000 Receivables Loan and Security Agreement, dated as of May 9, 2003 among Maxtor Funding Corporation LLC, Maxtor Corporation, Merrill Lynch Commercial Finance Corp., Merrill Lynch Commercial Finance Corp., Radian Reinsurance Inc., and U.S. Bank National Association
10.2*	Purchase and Contribution Agreement between Maxtor Corporation and Maxtor Funding Corporation LLC, dated as of May 9, 2003
12.1*	Statements re Computation of Ratio
23.1*	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants
23.3	Consent of Ernst & Young, LLP, independent auditors
24.1*	Power of Attorney
25.1*	Statement of Eligibility of Trustee on Form T-1

*	Previously filed.

(1)	Incorporated by references to exhibit filed with Maxtor Corporation’s Form 8-K, dated April 17, 2001.

(2)	Incorporated by reference to exhibit filed with Maxtor Corporation’s Form 10-K for the fiscal year ended December 30, 2000.

(3)	Incorporated by reference to exhibits filed with Maxtor Corporation’s Form 10-Q for the quarter ended March 29, 2003.

Item 17.	Undertakings

      Insofar as indemnification by the registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, That paragraphs (1)(i) and (a)(1)(ii) above shall not apply if the registration statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on September 26, 2003.

MAXTOR CORPORATION

By	/s/ PAUL J. TUFANO*

Paul J. Tufano
President and Chief Executive Officer

*By:	/s/ GLENN H. STEVENS

Glenn H. Stevens
Attorney-in-Fact

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on September 26, 2003.

Signature	Title

/s/ PAUL J. TUFANO* Paul J. Tufano	Director, President and Chief Executive Officer

/s/ ROBERT L. EDWARDS* Robert L. Edwards	Chief Financial Officer and Principal Accounting Officer

/s/ DR. CHONG SUP PARK* Dr. Chong Sup Park	Chairman of the Board of Directors

/s/ CHARLES M. BOESENBERG* Charles M. Boesenberg	Director

/s/ MICHAEL R. CANNON* Michael R. Cannon	Director

/s/ CHARLES F. CHRIST* Charles F. Christ	Director

/s/ CHARLES HILL* Charles Hill	Director

/s/ ROGER W. JOHNSON* Roger W. Johnson	Director

Signature		Title

/s/ GREG MYERS* Greg Myers		Director

*By:	/s/ GLENN H. STEVENS Glenn H. Stevens Attorney-in-Fact

EXHIBIT INDEX

Number	Description

3.1(1)	Certificate of Merger and Restated Certificate of Incorporation
3.2(2)	Amended and Restated Bylaws of Registrant, dated March 12, 2001
4.1(3)	Indenture between Registrant and U.S. Bank National Association, dated May 7, 2003
4.2(3)	Registration Rights Agreement between Registrant, Banc of America Securities LLC, and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated May 7, 2003
5.1*	Opinion of Gray Cary Ware & Freidenrich LLP
10.1*	U.S. $100,000,000 Receivables Loan and Security Agreement, dated as of May 9, 2003 among Maxtor Funding Corporation LLC, Maxtor Corporation, Merrill Lynch Commercial Finance Corp., Merrill Lynch Commercial Finance Corp., Radian Reinsurance Inc., and U.S. Bank National Association
10.2*	Purchase and Contribution Agreement between Maxtor Corporation and Maxtor Funding Corporation LLC, dated as of May 9, 2003
12.1*	Statements re Computation of Ratio
23.1*	Consent of Gray Cary Ware & Freidenrich LLP (included in Exhibit 5.1)
23.2	Consent of PricewaterhouseCoopers LLP, independent accountants
23.3	Consent of Ernst & Young, LLP, independent auditors
24.1*	Power of Attorney
25.1*	Statement of Eligibility of Trustee on Form T-1

*	Previously filed.

(1)	Incorporated by references to exhibit filed with Maxtor Corporation’s Form 8-K, dated April 17, 2001.

(2)	Incorporated by reference to exhibit filed with Maxtor Corporation’s Form 10-K for the fiscal year ended December 30, 2000.

(3)	Incorporated by reference to exhibits filed with Maxtor Corporation’s Form 10-Q for the quarter ended March 29, 2003.